Exhibit 99.1

News Release

February 15, 2008

TELUS Reports Fourth Quarter Results

Operating earnings up 8% while underlying EPS increases 22%

Vancouver, B.C. — TELUS Corporation today reported fourth quarter 2007 revenue of $2.33 billion, an increase of 3.4 per cent from a year ago. The performance was driven by nine per cent growth in wireless revenue and seven per cent growth in wireline data revenue, partially offset by declines in local and long distance wireline revenues. Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) increased eight per cent to $953 million due to a 14 per cent increase in the wireless segment and two per cent increase in the wireline segment.

Net income in the quarter was $400 million and earnings per share (EPS) was $1.23, up 66 per cent and 73 per cent respectively. Net income and EPS included favourable tax related adjustments of approximately $143 million or 44 cents per share, compared to $20 million or six cents a year ago. Also contributing to the increase in EPS were lower financing charges and a reduction in shares outstanding from continued share repurchases.  Excluding tax related adjustments in both periods and the charge for the net-cash settlement feature for share options this period, net income was $258 million and EPS was $0.79, up 17 per cent and 22 per cent, respectively. Free cash flow was up 85% despite higher capital expenditures, due to the same positive factors that boosted EPS.

For the full year, TELUS reported revenue growth of 4.5 per cent to $9.1 billion and four per cent growth in EBITDA (adjusted for comparability). TELUS invested $1.77 billion in capital expenditures and generated healthy free cash flow of $1.57 billion, which funded shareholder dividends of $521 million and the repurchase of $750 million of TELUS shares during the year. TELUS met or exceeded three of four initial consolidated financial 2007 targets set more than a year ago, including both profitability targets.

FINANCIAL HIGHLIGHTS

C$ in millions, except per share amounts	3 months ended December 31
(unaudited)	2007	2006	% Change
Operating revenues	2,330.8	2,254.6	3.4%
EBITDA(1) (2)	953.4	884.3	7.8%
Income before income taxes andnon-controlling interest	384.2	333.5	15.2%
Net income (2)(3)	400.1	240.5	66.4%
Earnings per share (EPS), basic (2)(3)	1.23	0.71	73.2%
Cash provided by operating activities	817.4	747.2	9.4%
Capital expenditures	472.5	415.2	13.8%
Free cash flow (4)	427.8	231.1	85.1%

(1)         Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring costs. See Section 6.1 of Management’s review of operations.

(2)         Comparative results for 2006 have been corrected for a change in employee future benefits transitional pension asset accounting, resulting in a positive impact on EBITDA, net income, and basic earnings per share for the fourth quarter in 2006 of $6.2 million, $4.3 million, and 1 cent, respectively.  In 2007, TELUS revisited estimates and determinations used for employee future benefits transitional pension asset accounting and decreased the pension expense by $24.7 million in each year from 2000 to 2006.

(3)         Net income and EPS for the three month period in 2007 includes favourable tax related adjustments of $143 million or 44 cents per share, compared to $20 million or 6 cents for the same period in 2006.

(4)         See Section 6.2 of Management’s review of operations.

“Despite a turbulent year in the telecom industry and capital markets, TELUS’ performance was solid as we focused on delivering against our long-standing national growth strategy,” said Darren Entwistle, TELUS president and CEO. “Disciplined performance in the fourth quarter allowed TELUS to end the year on a positive note, which bodes well for 2008.”

“TELUS continues to generate strong cash flow that we are deploying three ways,” stated Mr. Entwistle. “We invested almost $1.8 billion in capital expenditures, much of it directed to new service initiatives and to generate long-term growth, and we returned to shareholders almost $1.3 billion in the form of value creating share buybacks and increased dividends.”

Robert McFarlane, TELUS executive vice-president and CFO, said, “I am pleased to see a higher operating margin generated in the fourth quarter, countering unexpected costs earlier in 2007. As a result, the organization achieved its full year 2007 consolidated profitability targets.”

“TELUS enters 2008 in a position of considerable financial strength and balance sheet flexibility that allows TELUS to advance our strategy regardless of very unsettled capital markets,” said Mr. McFarlane. “Demonstrating this was the ease with which we funded the $743 million Emergis acquisition in mid-January and today’s announcement of a $700 million 364-day revolving bank facility with a select group of Canadian banks, which ensures we continue to have ample unutilized funding sources.”

This news release contains statements about expected future events and financial and operating results of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results and events to differ materially from that expressed in the forward-looking statements.  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.  In the case of annual guidance, it is the current practice of the Company to evaluate and, where it deems appropriate, provide updates. Subject to legal requirements, this practice may be changed at any time at the Company’s sole discretion. Accordingly this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2008 guidance and share purchases), qualifications and risk factors referred to in the Management’s review of operations— February 13, 2008

OPERATING HIGHLIGHTS

TELUS wireless

•                  Revenues increased by $90 million or 8.8% to $1.1 billion in the fourth quarter of 2007, when compared with the same period in 2006

•                  Wireless data revenue increased $39 million or 43% due to adoption of full function personal data devices and increased text messaging

•                  Net subscriber additions were 161,400, an 11% decrease from the same quarter in 2006. Postpaid additions were 106,400, down 18%, while prepaid loading increased by 5.6% to 55,000, which included a one-time reduction of 5,100, for a clean-up of deactivated accounts.

•                  ARPU (average revenue per subscriber unit per month) decreased by 1.2% to $63.70 continuing the trend experienced in the third quarter due to the competitive impacts on the voice component. The fast growing data component at $7.95 represents 12.5% of ARPU

•                  EBITDA increased by $59 million over the fourth quarter of 2006, representing 14% growth, due to network revenue growth and lower COA expense

•                  Cost of acquisition per gross addition decreased 19% year-over-year to $352

•                  Blended monthly subscriber churn increased to 1.59% from 1.33% a year ago due to product mix shifting to prepaid combined with higher deactivations associated with introduction of WNP in 2007 Postpaid churn increased slightly to 1.14%

•                  Cash flow (EBITDA less capital expenditures) increased $29 million or 9% to $355 million in the quarter due to an increase in EBITDA. Capital expenditures also increased with continued investments in capacity and coverage.

TELUS wireline

•                  Revenues decreased by $14 million or 1.1% to $1.2 billion in the fourth quarter of 2007, when compared with the same period in 2006. Data growth was offset by declines in local and long distance revenues

•                  Data revenues increased by $31 million or 7.2% due to increased high-speed Internet subscribers and enhanced data and hosting services

•                  TELUS added 26,200 net high-speed Internet subscribers, pushing TELUS’ high-speed base to more than one million, an 11% increase from a year ago. High-speed net adds were much lower than a year ago reflecting a mix of competitive and market factors

•                  EBITDA increased by $10 million or 2.2%, due to lower cost of sales associated with voice and data equipment and increased capitalization of labour

•                  Network access lines (NALs) declined by 39,000 in the quarter, down 3.2% from a year ago. This reflects continued residential line losses from ongoing competitive activity and wireless substitution partially mitigated by an increase in business access lines

•                  Cash flow (EBITDA less capital expenditures) declined 12% to $125 million, due to an increase in capex for new phases of the billing and client care system development in B.C. as well as upfront capital investments to support new contract wins.

Corporate Developments

TELUS successfully acquires Emergis

On January 17, TELUS successfully completed its $743 million bid to acquire Emergis under its offer to acquire all of their common shares. This acquisition advances TELUS’ business strategy based on its fit with two of our four key industry verticals.

Emergis is a business process outsourcer that specializes in the healthcare and financial services sectors and is a leader in the automation of electronic health records and claims processing and pharmacy solutions. In addition, Emergis’ suite of financial service solutions complements TELUS’ focus in this sector.

TELUS is taking a leadership role in the transformation of healthcare in Canada. It has invested in strengthening its healthcare service capabilities in the last several years, building teams with deep expertise and delivering innovative solutions. Emergis’ complementary expertise, applications and customer base are expected to strengthen TELUS’ existing industry solutions and allow it to better compete in the growing and transforming healthcare industry.

Government issues wireless spectrum decision

On November 28, Industry Canada announced the framework for the upcoming Advanced Wireless Spectrum auction planned for May 2008. The Government decided to set aside 40 MHz of 105 MHz of available spectrum for potential new entrants and to require existing providers including TELUS to share their infrastructure. This includes mandated roaming and tower sharing. TELUS is participating in a round of public comments and the Government is expected to announce final rules at the end of March 2008.

TELUS was disappointed the Government failed to abide by its policy mandate to rely on market forces to the greatest extent possible to deliver benefits for Canadian consumers and instead made a decision that will favour a select group of industry players at the expense of companies that have invested more than $20 billion building wireless infrastructure.

While TELUS remains in a good position to compete and generate ongoing growth, this announcement creates uncertainty regarding the future competitive structure, which has negatively impacted share values of TELUS and other wireless carriers.

TELUS continues share repurchases

During the fourth quarter, TELUS continued to purchase shares under its Normal Course Issuer Bids (NCIBs). Repurchases were 3.1 million shares for a total outlay of $147.5 million.  For the full year, TELUS repurchased 13.6 million shares for $750 million thereby reducing shares outstanding by four per cent.

TELUS renewed its NCIB program on December 20, 2007 with the intention, if considered advisable, to purchase and cancel, over a 12-month period, up to 8 million of its outstanding common shares and 12 million of its outstanding non-voting shares on the Toronto Stock Exchange. This represents approximately 4.6% of the common and 8.1% of the non-voting outstanding public float of each class of shares.

Since December 2004, TELUS has repurchased a total of 53 million shares for an outlay of $2.5 billion under four share repurchase programs.  TELUS believes that such purchases are in the best interest of the Company and constitute an attractive investment opportunity and desirable use of company funds that should enhance the value of the remaining shares.

TELUS is Canada’s best in corporate reporting, including governance and sustainability

The Canadian Institute of Chartered Accountants (CICA) handed TELUS five awards, including the Overall Award of Excellence for Corporate Reporting, at the 2007 award ceremony in December. The CICA awards reflect TELUS’ commitment to continuous improvement and to clear and thorough reporting to all its stakeholders. TELUS was also awarded best Corporate Governance disclosure for the third year running and was handed first-time awards for best Corporate Social Responsibility reporting and an honourable mention for Financial Reporting. Finally, TELUS received the award of excellence in corporate reporting in the Communications and Media category for the thirteenth consecutive year.

Ville de Montréal selects TELUS as primary telecom partner in $87 million deal

In early February, a new partnership with Ville de Montréal was announced in which TELUS will provide and manage Internet Protocol (IP) based voice and data services for the city’s more than 300 administrative offices. The contract is valued at $87 million over ten years.

The advanced telecommunications framework is to support the city’s goals of accessing a cost-effective infrastructure while providing a secure IP backbone for new services and solutions. Migration from the city’s previous technology to TELUS’ centralized IP-based communications platform is expected to begin in the fall of 2008.

Yellow Pages Group selects TELUS in $90 million deal

In October, TELUS announced that Yellow Pages Group (YPG) has selected TELUS to provide support services and management of the information technology infrastructure for their Western Canada-based operations. This long-term contract with Canada’s largest directory publisher is valued at approximately $90 million.

Under the agreement, TELUS will provide a wide range of services including IT infrastructure operations, IP applications development, wireless services, document services and managed network services ranging from help desk to desktop to computing operations. TELUS will also provide facilities and managed services for YPG’s online directory system in TELUS Internet Data Centres.

TELUS acquires Toronto-based Fastvibe

TELUS has acquired privately held Fastvibe Corporation, a small but leading provider of innovative and superior quality Web streaming solutions for business. Launched in 2000, Fastvibe, based in Toronto, serves approximately 130 corporate customers including the Bank of Montreal, Bank of Nova Scotia, Barrick Gold, Trans Canada Pipelines, Ministry of Education of Ontario, Torstar and Investors Group. Web streaming is a rapidly growing market.

The Fastvibe team brings unique technical, event and production Web streaming management expertise to TELUS. The acquisition strengthens TELUS’ technology solutions portfolio by offering Canadian businesses an environmentally responsible and cost effective way to deliver information like training, employee communications and investor information to staff and stakeholders who are geographically dispersed.

TELUS House opens its doors in the Nation’s Capital

In October, TELUS House in Ottawa was opened. The building is a Leadership in Energy and Environmental Design (LEED) “silver” designed facility, making it one of the most environmentally friendly buildings in the city. The 160,000 square-foot, nine floor facility is a sustainable building, designed and built to embrace healthy living, conserve energy and support the environment. For example, TELUS House is designed to reduce energy consumption by almost 40 per cent compared to model national energy code buildings, and its high-efficiency plumbing system is designed to reduce water usage by more than 40 per cent.

Upopolis keeps kids in hospitals connected

As part of TELUS’ commitment to making the future friendly for Canadian youth, it partnered with Kids’ Health Links Foundation (KHLF) and McMaster Children’s Hospital (MCH) to launch of Upopolis.com, Canada’s first secure online social network for kids in hospital care. This site, powered by TELUS, allows young patients to connect with their peers and teachers, much like they do on Facebook. Upopolis provides a personal profile, secure mail, instant chat, discussion boards, personal blogs and links to games. The site also provides unique features to kids in hospital like a homework site to stay up-to-date with school, links to kid-friendly health and wellness information, and connections to other children with the same condition.

Through a partnership with Kids’ Health Links Foundation, TELUS is providing a gift of technology services to develop Upopolis. TELUS helped build the site and will continue to provide site expansion, ongoing access to Upopolis.com, managed Web hosting, and application support and maintenance services.

TELUS becomes first Canadian telco to deploy and support Cisco TelePresence

TELUS is the first Canadian telecommunications provider to achieve both the Cisco TelePresence Connection Certification and the Cisco TelePresence Authorized Technology Provider Certification. These designations recognize TELUS’ capability to sell, deploy and support Cisco TelePresence and for having the network sophistication to deliver an optimal customer experience.

The Cisco TelePresence system allows TELUS to bring customers unique, ‘in-person’ experiences between people, places and events in a secure environment. This system delivers life-size images via ultra-high-definition video and spatial audio within a specially designed environment to create the experience of being in the same room with remote participants, whether they are down the street or around the world.

TELUS has also implemented Cisco TelePresence internally in its Vancouver and Toronto offices, and is using the solution to help improve team member efficiency and customer communication, reduce travel, and assist in meeting environmental goals.

TELUS first to bring Canadians the next generation RAZR

TELUS became the first Canadian wireless carrier to offer the CDMA RAZR2 V9m in the quarter. The next generation of the revolutionary MOTORAZR brings together brains and beauty with a full SPARK entertainment service line-up along with the elegant styling synonymous with the RAZR. For ultimate enjoyment of TELUS multimedia SPARK, the phones come packaged with a stereo headset, data cable, mini-to-micro USB adapter, Motorola Mobile Phone Tools software, and 1GB microSD memory card.

TELUS also introduced the Samsung R500 wireless phone, which lets consumers reflect their own style with a choice of red and blue exchangeable faceplates and access to the company’s SPARK suite of services.

TELUS introduces four new Mike handsets

In December, TELUS launched four new handsets to its Mike Push To Talk (PTT) line-up. With more than 12 Mike handsets, TELUS has the largest selection of Push To Talk devices in Canada.

The new Motorola i876 and Motorola i876w Push To Talk phones offer unmatched levels of processing speed, multimedia, and convenience. Such innovative new features as 3D Audio, 3D Animation and stereo Bluetooth allow users to get more effective at work and better enjoy their downtime with music, games, and Web access.

TELUS also launched the i876 and i876w, both boasting a combined alarm clock/stopwatch/timer and a camera with a built-in photo editor. The difference between the two models is simply styling - while the i876 comes in sleek dark brown, the i876w’s casing is a lustrous pearl with a titanium ivy design. The emergence of this option represents the increasing popularity of Mike outside its industrial roots, as well as the growing diversity of industries that have relied on Mike over its 11 years in the market.

TELUS training program tops in the world

TELUS was recognized by the American Society for Training and Development for having the world’s third best enterprise learning program in the world. TELUS was one of only two Canadian corporations honoured with a BEST award by the society. In 2007, TELUS’ 34,000 employees took 361,000 online courses and 64,000 classroom courses. TELUS previously won BEST awards in 2003, 2004, and 2005.

Karen Radford named Best Canadian Woman Executive

Karen Radford, TELUS executive vice-president and president of TELUS Québec and Partner Solutions, was named Best Canadian Executive at the 4th annual Stevie Awards for Women in Business. This international award recognizes the outstanding performance in the workplace and honours the efforts, accomplishments, and positive contributions of companies and businesspeople worldwide. Ms. Radford was selected as Best Canadian Executive by a panel of judges and advisors featuring many leading figures in the business world. More than 800 entries from companies of all sizes across virtually every industry were submitted for consideration in categories such as Best Entrepreneur, Best Executive, Lifetime Achievement, and Women Helping Women.

Four TELUS executives named Top 100 women by the Women’s Executive Network

The Women’s Executive Network (WXN) recognized four of TELUS’ senior leaders for their career successes and dedication to the communities where they live and work. The society’s 2007 list of Canada’s 100 most powerful women included Audrey Ho, TELUS senior vice-president, General Counsel and Corporate Secretary; and Judy Shuttleworth, TELUS vice-chair of Human Resources. Ms. Ho received the award in the Professionals category and Ms. Shuttleworth was recognized in the Corporate Executives category. This was the first Top 100 award for Ho and the third time Shuttleworth had been honoured with the award. Karen Radford, TELUS executive vice-president and president of TELUS Québec and Partner Solutions; and Janet Yale, TELUS executive vice-president of Corporate Affairs, were also honoured at the luncheon and included in the prestigious list. Both members of the top 100 list for the previous three years, Ms. Radford and Ms. Yale were inducted into the new WXN Hall of Fame.

TELUS and its team members donate $5.5 million to Canadian charities

TELUS, its team members and alumni give where they live. They have donated and pledged $5.5 million for 2008 to more than 2,800 charities across Canada as part of the Team TELUS Cares charitable giving program. TELUS team members and alumni have chosen to make donations through payroll and pension deduction to more than 45,000 eligible registered Canadian charities such as the Canadian Cancer Society, B.C. Children’s Hospital Foundation and the Canadian Breast Cancer Foundation. TELUS then matches these donations dollar for dollar to provide financial support for those charities. TELUS and its team members have contributed $113 million to charitable and not-for-profit organizations and volunteered more than 2.1 million hours of service to local communities since 2000.

TELUS International team members build homes in Manila

The TELUS International office in Manila, Philippines took part in a TELUS Day of Service in November. More than 300 TELUS team members, family and friends partnered with Gawad Kalinga, an organization similar to Habitat for Humanity, to build homes in a newly-created village. The village, known as the TELUS GK Village, will help provide a brighter future to families in the Philippines. TELUS’ dedication to the community doesn’t stop with this one day - TELUS has committed to building 71 homes over the next year to house 107 families in TELUS GK Village.

TELUS partners with SOVERDI and City of Montréal to plant 22,000 trees and shrubs

In January 2008, the Société de verdissement du Montréal métropolitain (SOVERDI), the City of Montreal, and TELUS announced the results of their 2007 greening campaign. In total, 12,000 trees and 10,000 shrubs were planted in alleyways, schoolyards and riverbanks in over 20 public spaces in the greater Montreal area, thanks to this innovative partnership.

Dividend declaration

The Board of Directors has declared a quarterly dividend of forty-five cents ($0.45) Canadian per share on the issued and outstanding Common shares and forty-five cents ($0.45) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on April 1, 2008 to holders of record at the close of business on March 11, 2008.

This quarterly dividend represents a 20 per cent increase from the $0.375 quarterly dividend paid in 2007.

Media relations: Allison Vale (416) 629-6425 allison.vale@telus.com	Investor relations: Robert Mitchell (416) 279-3219 ir@telus.com

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.1 billion of annual revenue and 11.1 million customer connections including 5.6 million wireless subscribers, 4.4 million wireline network access lines and 1.2 million Internet subscribers. TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. Committed to being Canada’s premier corporate citizen, we give where we live. Since 2000, TELUS and our team members have contributed $113 million to charitable and not-for-profit organizations and volunteered more than 2.1 million hours of service to local communities. Eight TELUS Community Boards across Canada lead our local philanthropic initiatives. For more information about TELUS, please visit telus.com.

Caution regarding forward-looking statements

This report contains statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that assumptions (see below), predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from  the targets, expectations, estimates or intentions expressed in the forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In the case of annual guidance, it is the current practice of the Company to evaluate and, where it deems appropriate, provide updates. Subject to legal requirements, this practice may be changed at any time at the Company’s sole discretion.

Assumptions for 2008 targets include: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including gross domestic product (GDP) growth of 2.8% in Canada and above average growth in the provinces of Alberta and British Columbia; forecast exchange rate between the Canadian dollar and U.S. dollar at or near parity; increased wireline competition in both business and consumer markets, particularly from cable-TV and VoIP (voice over Internet protocol) companies; impact from the acquisition of Emergis in mid-January; Canadian wireless industry market penetration gain of 4.5 to 5%; potential participation in advanced wireless services (AWS) spectrum auction is not reflected in capital expenditures; no new wireless competitive entrant assumed for 2008; approximately $50 million restructuring expenses (up from $20.4 million in 2007); a blended statutory tax rate of approximately 31 to 32%; a discount rate of 5.5% (50 basis points higher than 2007) and expected long-term return of 7.25% for pension accounting (unchanged from 2007); and average shares outstanding of approximately 320 million (down from 331.7 million in 2007). Earnings per share (EPS), cash balances, net debt and common equity may be affected by purchases of up to 20 million TELUS shares over a 12 month period under the normal course issuer bid that commenced December 20, 2007.

Factors that could cause actual results to differ materially include, but are not limited to: competition (including more active price competition and the possibility of new wireless competition after the 2008 spectrum auction); economic growth and fluctuations (including pension performance, funding and expenses); capital expenditure levels (including possible wireless spectrum asset purchases); financing and debt requirements (including funding acquisition purchases, share repurchases and debt financings); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments; business integrations and internal reorganizations (including post-acquisition integration of Emergis); technology (including reliance on systems and information technology, evolving wireline broadband and wireless next generation technology options and the possible need for prospective wireless sharing arrangements to achieve cost efficiencies and reduce deployment risks); regulatory approvals and developments (including the essential services proceeding, spectrum auction, tower sharing and roaming rules, the new media proceeding and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); any prospective acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on www.sedar.com) and filings in the United States including Form 40-F (on EDGAR at www.sec.gov).

For further information, see Risks and risk management in Section 10 of TELUS’ 2006 annual and 2007 first, second and third quarter Management’s discussion and analyses, as well as updates reported in Section 5 of this document.

Management’s review of operations

February 13, 2008

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month periods and years ended December 31, 2007 and 2006. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above.

TELUS has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units, segments and the Company. In addition, non-GAAP measures are used in measuring compliance with debt covenants and are used to manage the capital structure. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers’ reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 6: Reconciliation of non-GAAP measures and definition of key operating indicators.

Management’s review of operations

Section		Description
1.	Introduction, performance summary and targets	A summary of TELUS’ consolidated results for 2007, performance against 2007 targets, and presentation of targets for 2008

2.	Results from operations	A detailed discussion of operating results for the fourth quarter and year ended December 31, 2007

3.	Financial condition	A discussion of significant changes in the balance sheets for the year ending December 31, 2007

4.	Liquidity and capital resources	A discussion of cash flow, liquidity, credit facilities and other disclosures

5.	Risks and risk management	An update of risks and uncertainties facing TELUS and how it manages these risks

6.	Reconciliation of non-GAAP measures and definition of key operating indicators	A description, calculation and reconciliation of certain measures used by management

1.             Introduction, performance summary and targets

1.1 Materiality for disclosures

Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

1.2 Canadian telecommunications industry and Company developments

Economic and telecom industry growth

The Conference Board of Canada recently estimated Canadian real GDP growth for 2007 and 2008 to be 2.6% and 2.8%, respectively. TELUS estimates that revenues for the Canadian telecom industry grew by approximately 5.5% to $40 billion in 2007 due to its continued robust wireless growth, which more than offset the declines of a mature wireline segment. In this context, TELUS’ revenues grew by 4.5% to $9.07 billion during 2007. Bell Canada (BCE) and its affiliates represented about 45% of the total industry revenue.

Key industry development

In April 2007, Canada’s largest telecommunications service provider BCE Inc. entered into a strategic review process. Three consortia signed non-disclosure and standstill agreements to enable them to potentially prepare an offer to BCE shareholders under a competitive auction process. On June 21, 2007, TELUS announced that it had entered into a mutual non-disclosure and standstill agreement and was pursuing non-exclusive discussions to acquire BCE. On June 26, the three consortia submitted bids to acquire BCE, while TELUS announced that inadequacies in BCE’s bid process did not make it possible for TELUS to submit an offer. On June 30, BCE announced that it had entered into a definitive agreement to be acquired by a consortium led by Teachers Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, and the U.S.-based Providence Equity Partners and Madison Dearborn Partners, LLC. In early August, TELUS concluded its assessment of whether it should potentially make a competing offer for BCE, and announced that it did not intend to submit a competing offer. The BCE Board recommended that their common shareholders accept the consortium’s offer at an all-cash price of $42.75 per common share or approximately $34 billion. On September 21, 2007, BCE shareholders overwhelmingly approved the acquisition. The closing of the transaction is subject to receipt of regulatory approvals including by the CRTC, which is commencing a public hearing on February 25 to review the change in control of BCE’s broadcasting licences. BCE recently indicated that it expected the transaction to close in the second quarter of 2008.

Wireless developments

TELUS estimates that the Canadian wireless revenue growth rate was in the double digits in 2007, as market penetration for the industry increased by an estimated 4.9 percentage points to approximately 61% of the population. TELUS’ wireless segment achieved 10.5% revenue growth and 10.1% subscriber growth in 2007.

A key driver of wireless growth continues to be the increased adoption and usage of data services such as text messaging, mobile computing and PDA usage. Canadian wireless providers continue the roll-out of faster next generation high-speed wireless networks to capture this growth opportunity. Competition remains intense due to a number of factors including a presence of mobile virtual network operators (MVNOs) such as Virgin Mobile and Videotron; discount brand offerings by Bell and Rogers; and the March 2007 introduction of wireless number portability, which allows customers to move to a different provider while retaining their existing phone number.

On November 28, 2007, The Federal Industry Minister announced his policy and spectrum auction framework surrounding the introduction of advanced wireless services in Canada. A spectrum auction for 105 MHz is expected in May 2008 that is expected to follow the same simultaneous, multiple round, highest bidder model as in the 2001 PCS spectrum auction. The Minister has chosen to introduce measures intended to make it easier for new entrants to bid on and acquire spectrum. The principal policy tools adopted are (i) the set-aside of 40MHz of spectrum for new entrants, including regional and metropolitan blocks; and (ii) mandatory roaming and tower sharing (at commercial rates). TELUS is participating in a round of public comments and the government is expected to announce the final rules at the end of March 2008. See Risks and risk management – Section 5.1 Regulatory.

Wireline developments

TELUS estimates that industry wireline revenues were flat in 2007. The industry is continuing to focus its attention on broadband services to moderate the losses in network access lines and as penetration in this area approaches a saturation point, telecom and cable-TV companies have started to compete on speed, applications and price to differentiate their product offerings. Internet telephony is emerging to be a lucrative revenue stream for cable-TV companies. Telecom companies are strategically positioning themselves to encroach into the TV market with new IPTV offerings. Consumers continue to substitute wireless and VoIP services for traditional wired telephony services. Competitive losses and substitution have resulted in certain North American telecom companies having residential access line losses around 10%.

TELUS’ wireline segment external revenues decreased by 0.3% in 2007, similar to 2006, as growth in data services nearly offset losses in voice services. TELUS’ residential access lines decreased 6.5% in 2007, compared with a 5.2% loss in 2006. TELUS continues to launch TELUS TV® services to select neighbourhoods in its incumbent territories.

In 2007, the CRTC granted residential local exchange forbearance in markets where incumbents are facing increasing competitive pressure. TELUS received approval for deregulation of wireline residential phone service in 63 communities (about 75% of residential lines in non-high cost serving areas) and business service in 35 communities across B.C., Alberta and Quebec (about two-thirds of business lines). This positively impacts TELUS’ competitiveness by providing improved pricing, marketing and bundling flexibility.

TELUS approach to the business market is through a focus on non-incumbent growth in Central Canada as well as, nationally, a focus on key vertical markets of healthcare, financial services, energy and the public sector. For example, in January 2008, TELUS completed its acquisition of Emergis Inc., described below.

Emergis Inc.

On November 29, 2007, TELUS and Emergis Inc. announced that TELUS had agreed to make an offer to acquire all the outstanding common shares of Emergis for $8.25 cash per common share by way of a takeover bid (the Offer). The Offer represented a 17% premium to Emergis’ average closing price on the Toronto Stock Exchange over the previous 30-day period.

Emergis is a business process outsourcer that specializes in the healthcare and financial services sectors and is a leader in the automation of electronic health records. TELUS has targeted and invested in serving the healthcare and financial business sectors. Emergis’ complementary expertise, applications and customer base are expected to strengthen TELUS’ existing industry solutions and allow it to better compete in the growing and transforming healthcare industry. This acquisition is consistent with three of TELUS’ strategic imperatives: building national capabilities; focusing relentlessly on the growth markets of data, IP and wireless; and partnering, acquiring and divesting.

As at December 31, 2007, TELUS had made market purchases of 1,017,000 Emergis Inc. common shares for $8.3 million. On January 8, 2008, TELUS announced that the Commissioner of Competition had advised that she did not intend to challenge the transaction under the merger provisions of the Competition Act (Canada). On January 17, TELUS announced that it was successful in its bid, with approximately 94% of the outstanding common shares of Emergis, on a fully diluted basis, having been tendered to the Offer. The remaining shares were obtained through a compulsory acquisition process completed the next day.

On January 17, TELUS financed and paid $743.4 million for all of the then issued and outstanding Emergis common shares by drawing down its syndicated credit facility and utilizing available cash resources, primarily proceeds of commercial paper issuance. Emergis was de-listed from the Toronto Stock Exchange on January 21.

With respect to TELUS’ 2008 targets, the Company had assumed 10 months of expected Emergis operating results, incremental financing costs and an estimated $10 million of restructuring costs. With the transaction closing in mid-January, TELUS’ 2008 target results may be slightly affected by an additional 1.5 months of Emergis’ operations. With the acquisition of Emergis, the pro forma Net debt to EBITDA ratio measured for December 31, 2007, is 1.9. See the Caution regarding forward-looking statements.

1.3 Consolidated highlights

Comparative results for 2006 have been corrected for a change in employee future benefits transitional pension asset accounting. In the adoption and implementation of new accounting recommendations for employee future benefits in the 2000 fiscal year, various estimates, assumptions and determinations were made. The Company revisited the various determinations made in 2000. This resulted in changes to previously reported Operations expense and Income taxes on the Consolidated statements of Income, and changes to Deferred charges, Future income tax liabilities and Retained earnings on the Consolidated balance sheets. The Company has determined that the correction was not material to its previously filed financial statements.

The effects of the adjustments to reflect the amortization of the entire transitional asset of a defined benefit pension plan on the Company’s results of operations, including the associated effects of income tax changes, for 2006 were:

Changes to the Consolidated statements of income Year ended December 31, 2006 ($ millions except per share amounts)	As previously reported	Adjustment	As currently reported
Operations expenses	5,022.9	(24.7)	4,998.2
Operating income	2,014.7	24.7	2,039.4
Income before income taxes and non-controlling interest	1,482.0	24.7	1,506.7
Income taxes	351.0	2.2	353.2
Net income and Common Share and Non-Voting Share income	1,122.5	22.5	1,145.0
Income per Common Share and Non-Voting Share
– Basic	3.27	0.06	3.33
– Diluted	3.23	0.07	3.30

The effects of the adjustments to reflect the amortization of the entire transitional asset of a defined benefit pension plan on the Company’s financial position, including the associated effects of income tax rate changes, as at December 31, 2006, are as set out in the following table:

Changes to the Consolidated balance sheet As at December 31, 2006 ($ millions)	As previously reported(1)	Adjustment	As currently reported
Assets
Other assets
Deferred charges	956.6	173.1	1,129.7
Total Assets	16,488.3	173.1	16,661.4
Liabilities and Shareholders’ Equity
Current liabilities	3,781.3	—	3,781.3
Future income taxes	1,023.3	53.2	1,076.5
Shareholders’ equity(2)	6,928.1	119.9	7,048.0
Total Liabilities and Shareholders’ Equity	16,488.3	173.1	16,661.4

(1)

The December 31, 2006, amounts reflected as previously reported have been adjusted for a $44.0 reclassification of future income taxes between current and non-current and a $19.9 reclassification of debt issue costs.

(2)	Shareholders’ equity changes are restricted to changes in retained earnings. Retained earnings as at December 31, 2005, would increase from $849.7 to $947.1.

TELUS’ annual targets for 2007, as published in the annual 2006 Management’s discussion and analysis, excluded an estimated $150 to $200 million incremental pre-tax charge, or 30 to 40 cents per share, for introducing a net-cash settlement feature for share option awards granted prior to 2005. The actual incremental amount recorded in 2007, which did not result in an immediate cash outflow, was a pre-tax charge of $168.7 million, or 0.32 cents per share. The Chief Executive Officer, who is the chief operating decision-maker, regularly received 2007 reports on two bases: including and excluding the charge for the net-cash settlement feature. The highlights table below presents both views.

Consolidated highlights ($ millions, except shares, per share amounts,	Quarters ended December 31			Years ended December 31
subscribers and ratios)	2007	2006	Change	2007	2006	Change
		(restated)			(restated)
Consolidated statements of income
Operating revenues	2,330.8	2,254.6	3.4%	9,074.4	8,681.0	4.5%

Operating income	499.1	477.2	4.6%	1,974.3	2,039.4	(3.2)%
Net-cash settlement feature expense	0.6	—	—	168.7	—	—
Operating income (as adjusted)	499.7	477.2	4.7%	2,143.0	2,039.4	5.1%

Income before income taxes	384.2	333.5	15.2%	1,498.1	1,506.7	(0.6)%
Net-cash settlement feature expense	0.6	—	—	168.7	—	—
Income before income taxes (as adjusted)	384.8	333.5	15.4%	1,666.8	1,506.7	10.6%

Net income	400.1	240.5	66.4%	1,257.9	1,145.0	9.9%
Net-cash settlement feature expense, after tax	0.9	—	—	105.0	—	—
Net income (as adjusted)	401.0	240.5	66.7%	1,362.9	1,145.0	19.0%

Earnings per share, basic ($)	1.23	0.71	73.2%	3.79	3.33	13.8%
Net-cash settlement feature per share	—	—	—	0.32	—	—
Earnings per share, basic (as adjusted) (1) ($)	1.23	0.71	73.2%	4.11	3.33	23.4%

Earnings per share, diluted ($)	1.22	0.70	74.3%	3.76	3.30	13.9%
Cash dividends declared per share ($)	0.45	0.375	20.0%	1.575	1.20	31.3%

Consolidated statements of cash flows
Cash provided by operating activities	817.4	747.2	9.4%	3,171.7	2,803.7	13.1%
Cash used by investing activities	471.5	422.0	11.7%	1,771.6	1,675.2	5.8%
Capital expenditures	472.5	415.2	13.8%	1,770.3	1,618.4	9.4%
Cash used by financing activities	327.0	311.3	5.0%	1,368.7	1,148.6	19.2%

Subscribers and other measures
Subscriber connections(2) (thousands) at December 31				11,147	10,715	4.0%

EBITDA (3)	953.4	884.3	7.8%	3,589.3	3,615.0	(0.7)%
Net-cash settlement feature expense	0.6	—	—	168.7	—	—
EBITDA (as adjusted) (1) (3)	954.0	884.3	7.9%	3,758.0	3,615.0	4.0%

Free cash flow (4)	427.8	231.1	85.1%	1,573.2	1,596.0	(1.4)%

Debt and payout ratios (5)
Net debt to EBITDA – excluding restructuring costs				1.7	1.7	—
Dividend payout ratio (%)				47	45	2 pts

pts – percentage points

(1)	EPS - basic (as adjusted) and EBITDA (as adjusted) correspond to the definitions used in TELUS’ 2007 annual targets and revised guidance.
(2)	The sum of wireless subscribers, network access lines and Internet access subscribers measured at the end of the respective periods based on information in billing and other systems.
(3)	EBITDA is a non-GAAP measure. See Section 6.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS’ 2007 EBITDA targets and revised guidance.
(4)	Free cash flow is a non-GAAP measure. See Section 6.2 Free cash flow.
(5)	See Section 6.4 Definition of liquidity and capital resource measures.

Highlights for the fourth quarter and full year of 2007, as discussed in Section 2: Results from operations, include the following:

•                  Subscriber connections increased by 432,000, including 139,000 in the fourth quarter of 2007. During the year wireless subscribers grew by 10% to 5.57 million, the number of Internet subscribers grew by 6% to 1.18 million and the number of network access lines decreased by 3% to 4.40 million. Notably, during the fourth quarter of 2007, high-speed Internet subscribers surpassed the one million mark for the first time, closing at 1,020,200. Wireless net additions were 161,400 in the fourth quarter.

•                  Operating revenues increased by $76.2 million and $393.4 million, respectively, in the fourth quarter and full year of 2007, when compared to the same periods in 2006, due primarily to growth in wireless network revenues and wireline data revenues, which more than offset revenue declines in wireline voice local and long distance.

•                  Operating income increased by $21.9 million in the fourth quarter of 2007 and decreased by $65.1 million for the full year of 2007, when compared to the same periods in 2006. Excluding the net-cash settlement feature expense recorded in 2007, operating income (as adjusted) increased by $22.5 million and $103.6 million, respectively, in the

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fourth quarter and full year, primarily due to growth in wireless EBITDA partly offset by higher depreciation and amortization expenses.

•                  Income before income taxes increased by $50.7 million in the fourth quarter of 2007 and decreased by $8.6 million for the full year of 2007, when compared to the same periods in 2006. Excluding the effect of the net-cash settlement feature, Income before income taxes increased by $51.3 million and $160.1 million, respectively, in the fourth quarter and full year, due to lower financing costs and growth in operating income (as adjusted).

•                  Net income and EPS - basic for the fourth quarter of 2007 increased by $159.6 million and 52 cents, respectively, when compared to the same period in 2006. Net income and EPS - basic for the full year of 2007 increased by $112.9 million and 46 cents, respectively, when compared to the same period in 2006.

Net income continuity	Three-month periods ended December 31	Years ended December 31
2006 (restated)	240.5	1,145.0
Deduct favourable 2006 tax-related adjustments	(20)	(171)
Add favourable 2007 tax-related adjustments	143	250
Changes in:
EBITDA (as adjusted)	46	95
Interest expenses	15	31
Depreciation and other	(23.5)	12.9
2007 (as adjusted)	401.0	1,362.9
Net-cash settlement feature in 2007	(0.9)	(105.0)
2007 (reported)	400.1	1,257.9

•                  The average number of shares outstanding in 2007 was 3.5% lower for the full year of 2007 when compared to 2006. The decrease in shares was due to $750 million of repurchases under the normal course issuer bid (NCIB) programs as well as far fewer shares being issued from treasury following the introduction of the net-cash settlement feature for options.

•                  The Company renewed its NCIB program for another year. Under Program 4, which will expire on December 19, 2008, the maximum number of shares that may be purchased is eight million Common Shares and 12 million Non-Voting Shares. See Section 4.3 Cash used by financing activities.

Highlights for the fourth quarter and full year of 2007, as discussed in Section 4: Liquidity and capital resources, include the following:

•                  Cash provided by operating activities increased by $70.2 million and $368.0 million, respectively, in the fourth quarter and full year of 2007, when compared to the same periods in 2006. The increases were mainly due to liquidation of certain short-term investments, lower interest paid and higher recoveries of taxes and related interest.

•                  Cash used by investing activities increased by $49.5 million and $96.4 million, respectively, in the fourth quarter and full year of 2007, when compared to the same periods in 2006. The increases were mainly due to upfront capital investment to support new enterprise customers as well as expenditures for digital wireless capacity and coverage.

•                  Cash used by financing activities increased by $15.7 million and $220.1 million, respectively, in the fourth quarter and full year of 2007 when compared to the same periods in 2006, due primarily to increased dividend payments. The dividend declared in the fourth quarter of 2007 increased by 20% to 45 cents per share, up from 37.5 cents per share in each of the four preceding quarters.

•                  Free cash flow increased by $196.7 million in the fourth quarter of 2007 and decreased by $22.8 million for the full year of 2007, when compared with the same periods in 2006. Free cash flow increased 85% for the quarter due primarily to higher recoveries on taxes and related interest as well as different timing of interest payments in 2007 as a result of financing activities in the first half of the year. Free cash flow decreased 1.4% for the full year as increased capital expenditures and cash payments as a result of introducing the net-cash settlement feature were nearly offset by lower interest paid and higher recoveries of taxes and related interest.

•                  Net debt to EBITDA of 1.7 continued to be in the long-term target policy range of 1.5 to 2.0 times.

•                  The dividend payout ratio based on the annualized fourth quarter dividend and actual earnings for 2007 was 47% and the dividend payout ratio calculated to exclude the impacts of tax-related adjustments and the charge for introducing the net-cash settlement feature was 54% – both within the target guideline of 45 to 55% of net sustainable earnings.

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1.4 Performance scorecard for 2007 results

Half of the 12 original consolidated and segmented targets for 2007 were met or exceeded, while six were not achieved.

•                  Three of the four consolidated targets were met or exceeded (EBITDA, capital expenditures and EPS), while the revenue target was not achieved;

•                  Wireless revenues were below target by 2% largely due to year-over-year growth in the average revenue per subscriber unit per month (ARPU) levelling off and declining slightly in the second half of the year, and net subscriber additions being 6% below the annual target. The wireline revenue fell short of its original target by about 1% due to a one-time negative adjustment to long distance revenues as well as lower equipment sales and lower than expected additions of high-speed Internet subscribers;

•                  The consolidated EBITDA (as adjusted) target was achieved and the wireline EBITDA (as adjusted) target was exceeded largely because total restructuring charges of $20.4 million were lower than the original expectation of $50 million. The wireless EBITDA target was not achieved as a result of pricing pressures, and increased subscriber acquisition and retention costs;

•                  EPS (as adjusted) exceeded its target by 23% due to favourable tax-related adjustments of approximately 75 cents per share. Excluding the tax-related adjustments, EPS (as adjusted) was $3.36, or in the middle of the target range; and

•                  The consolidated, wireline and wireless capital expenditure levels were within 2% of the respective targets.

During the year, management also provided revised annual guidance for 2007 with the announcement of results for the second and third quarters of 2007 and with the 2008 targets news release and investor call on December 13, 2007. The December guidance for 2007 met or exceeded on 10 indicators, but was short on the two subscriber amounts.

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TELUS’ results for 2007 are compared to original 2007 targets in the scorecard below. In addition, 2008 targets (published in the news release on December 13, 2007) are presented and compared to results for 2007. See Caution regarding forward-looking statements at the beginning of this report.

	Performance for 2007				2008 targets
Scorecards	Actual results	Change from 2006	Original 2007 targets	Target result	Targets	Change from 2007 actual
Legend Exceeded target range Met target X Missed target
Consolidated
Revenues	$9.074 billion	4.5%	$9.175 to $9.275 billion	X	$9.6 to $9.8 billion	6 to 8%
EBITDA (1) (2007 as adjusted) (2)	$3.758 billion	4.0%	$3.725 to $3.825 billion		$3.8 to $3.95 billion	1 to 5%
EPS - basic (2007 as adjusted) (3)	$4.11	23.4%	$3.25 to $3.45		$3.50 to $3.80	(8) to (15)%
EPS - basic (2007 as adjusted), excluding favourable tax-related impacts	$3.36	18.7%	$3.25 to $3.45		$3.50 to $3.80	4 to 13%
Capital expenditures	$1.770 billion	9.4%	Approx. $1.75 billion		Approx. $1.9 billion	7%
Wireline segment
Revenue (external)	$4.811 billion	(0.3)%	$4.85 to $4.9 billion	X	$4.975 to $5.075 billion	3 to 5%
EBITDA (2007 as adjusted) (2)	$1.829 billion	(1.8)%	$1.775 to $1.825 billion		$1.725 to $1.8 billion	(6) to (2)%
Capital expenditures	$1.219 billion	2.4%	Approx. $1.2 billion		No target	—
High-speed Internet subscriber net additions	103,500	(32.7)%	More than 135,000	X	No target	—
Wireless segment
Revenue (external)	$4.263 billion	10.5%	$4.325 to $4.375 billion	X	$4.625 to $4.725 billion	8 to 11%
EBITDA (2007 as adjusted) (2)	$1.929 billion	10.1%	$1.95 to $2.0 billion	X	$2.075 to $2.15 billion	8 to 11%
Capital expenditures	$551 million	29.0%	Approx. $550 million		No target	—
Wireless subscriber net additions	514,600	(3.9)%	More than 550,000	X	No target	—

(1)	See Section 6.1 Earnings before interest taxes depreciation and amortization (EBITDA) for the definition.
(2)

The actual result for 2007 EBITDA (as adjusted) excludes an incremental charge of $168.7 million relating to the introduction of a net-cash settlement feature for share option awards granted prior to 2005, of which, $145.1 million is in wireline and $23.6 million is in wireless. The target for 2007 EBITDA (as adjusted) excluded an estimated $150 to $200 million expense for introducing this feature, of which, $120 to $150 million was expected in wireline and $30 to $50 million was expected in wireless.

(3)

The actual result for 2007 EPS - basic (as adjusted) excludes an after-tax charge per share of $0.32 relating to the introduction of a net-cash settlement feature, while the 2007 target excluded an estimated $0.30 to $0.40 for introducing this feature.

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The following key assumptions were made at the time the original targets for 2007 were announced in December 2006.

Key assumption for 2007 targets	Actual result
Canadian real GDP growth of 2.7% (revised down during the year)	In its autumn and winter outlooks, the Conference Board of Canada issued estimates for Canadian real GDP growth of 2.6% for 2007 and 2.8% for 2008 with above average growth in Alberta and B.C.

Increased wireline competition in both business and consumer markets, particularly from cable-TV and VoIP companies

Evidence of healthy competition within TELUS’ incumbent business and consumer markets are forbearance decisions from the CRTC. Cable-TV companies began to market basic telephony services to home office and small businesses, and increased promotions of lower price “light” services to households

Forbearance for local retail wireline services in major urban markets by the second half of 2007	Confirmed for residential markets covering approximately 75% of TELUS’ residential lines, in non-high-cost serving areas, and about two-thirds of TELUS’ business lines

No further price cap mandated consumer price reductions	The CRTC decision on parameters for the next price cap period, announced April 30, 2007, confirmed this assumption

Canadian wireless industry market penetration gain estimate: 4.5 to five percentage points

Based on Company estimates and reported Canadian industry net additions (excluding any impacts of competitors’ subscriber writeoffs), the industry penetration gain for 2007 is estimated to be at the upper end of this assumption range

Restructuring expenses of approximately $50 million	Lower than expected at $20.4 million in 2007

A blended statutory income tax rate of 33 to 34%

Confirmed at 33.6% in 2007, however, the effective tax rate was 15.6% in 2007 as a result of favourable tax settlements and reassessments for prior years, and recent changes in prospective Federal tax rates that resulted in significant revaluations of future income tax liabilities

A discount rate of 5.0% and expected long-term average return of 7.25% for pension accounting	Confirmed for 2007

Average TELUS shares outstanding of 330 to 335 million for the full year	The average shares outstanding during 2007 were 331.7 million

1.5 Financial and operating targets for 2008

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this report. TELUS’ 2008 targets shown in the table in the previous section were originally announced on December 13, 2007.

The expected earnings per share in 2008 reflects anticipated overall higher operating profitability, anticipated reduction in tax rates and an expected decrease in total outstanding shares due to continued share repurchases. The 2008 EPS growth rate is expected to be offset by increased depreciation and amortization expenses, and slightly higher financing costs related to the $743 million acquisition of Emergis, partially mitigated by lower interest rates as a result of debt refinanced in 2007 at lower rates of interest.

Capital expenditures in 2008 are expected to be approximately $1.9 billion, an increase of $130 million. The higher level of capital expenditures reflects anticipated significant investments in network infrastructure to improve broadband capabilities, development of new applications, and high-speed wireless coverage and capacity. In addition, this spending supports continued housing growth in Alberta and British Columbia above the national average, and success-based capital for new large contract wins in Central Canada. The 2008 capital expenditures include continued phased investments to implement the new converged order entry and billing system in B.C.

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Assumptions for 2008 targets

Canadian real GDP growth estimate of 2.8%

Canadian dollar at or near parity with the U.S. dollar

Increased wireline competition in both business and consumer markets, particularly from cable-TV and VoIP companies

The impact from the acquisition of Emergis was assumed to begin in March 2008; the transaction closed in mid-January 2008 and is expected to have a minor impact on the 2008 targets

Canadian wireless industry market penetration gain estimate is 4.5 to five percentage points for the year

The potential participation in AWS spectrum auction is not reflected in capital expenditures

No new wireless competitive entrant assumed for 2008

Restructuring expenses of approximately $50 million including approximately $10 million related to the integration of Emergis

A blended statutory income tax rate of 31 to 32%

A discount rate of 5.5% (50 basis points higher than in 2007) and expected long-term average return of 7.25% for pension accounting (unchanged from 2007)

Average TELUS shares outstanding of approximately 320 million for the full year.

TELUS has maintained its long-term financial policy guidelines including net debt to EBITDA of 1.5 to 2.0 times, and a dividend payout ratio guideline of 45 to 55 per cent of sustainable net earnings. The 2008 targets are in compliance with these policy guidelines. Based on an updated review of the company’s tax position, TELUS expects minimal cash tax payments in 2008, and significant cash tax payments commencing in 2009.

Earnings per share, net debt and common equity may be affected by purchases of up to 20 million TELUS shares over a 12-month period under the normal course issuer bid that commenced December 20, 2007.

While anticipated cash flow is expected to be more than sufficient to meet current operating requirements in 2008, TELUS may seek additional financing for the Emergis acquisition and potential spectrum purchases. TELUS has accepted a committed term sheet from a small group of Canadian banks to provide a new $700 million 364-day revolving credit facility. The provision of this new facility provides incremental liquidity to TELUS and allows TELUS to continue meeting one of its financial objectives, which is to maintain $1 billion in liquidity. See Section 4.5 Credit facilities.

2.             Results from operations

2.1 General

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker).

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2.2 Quarterly results summary

Certain comparative information for 2006 was restated, as described in Section 1.3.

($ in millions, except per share amounts)	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1
Segmented revenue (external)
Wireline segment	1,220.3	1,204.6	1,180.1	1,205.6	1,234.3	1,200.3	1,189.9	1,198.6
Wireless segment	1,110.5	1,105.3	1,048.0	1,000.0	1,020.3	1,010.4	945.3	881.9
Operating revenues (consolidated)	2,330.8	2,309.9	2,228.1	2,205.6	2,254.6	2,210.7	2,135.2	2,080.5
Operations expense	1,371.3	1,316.5	1,340.3	1,436.6	1,362.4	1,239.7	1,201.2	1,194.9
Restructuring and workforce reduction costs	6.1	6.4	3.2	4.7	7.9	12.5	30.7	16.7
EBITDA (1)	953.4	987.0	884.6	764.3	884.3	958.5	903.3	868.9
Depreciation	386.2	332.5	318.3	317.7	353.2	325.8	335.2	339.2
Amortization of intangible assets	68.1	70.1	72.5	49.6	53.9	57.5	46.9	63.9
Operating income	499.1	584.4	493.8	397.0	477.2	575.2	521.2	465.8
Other expense (income)	5.8	8.0	18.5	3.8	10.1	4.0	9.6	4.3
Financing costs	109.1	86.2	127.2	117.6	133.6	116.6	127.5	127.0
Income before income taxes and non-controlling interest	384.2	490.2	348.1	275.6	333.5	454.6	384.1	334.5
Income taxes	(18.0)	78.6	93.7	79.3	91.6	128.3	15.1	118.2
Non-controlling interests	2.1	1.7	1.3	1.5	1.4	2.4	2.6	2.1
Net income	400.1	409.9	253.1	194.8	240.5	323.9	366.4	214.2
Income per Common Share and Non-Voting Share - basic	1.23	1.24	0.76	0.58	0.71	0.95	1.06	0.61
- diluted	1.22	1.23	0.75	0.57	0.70	0.94	1.05	0.61
Dividends declared per Common Share and Non-Voting Share	0.45	0.375	0.375	0.375	0.375	0.275	0.275	0.275

(1)   EBITDA is a non-GAAP measure. See Section 6.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

Trends

The consolidated revenue trend continues to reflect strong growth in wireless network revenues generated from an increasing subscriber base. Wireless ARPU (average revenue per subscriber unit per month) declined by $0.87 and $0.80, respectively, in the third and fourth quarters of 2007 when compared to the same periods in 2006. This decline in ARPU in the second half of the year followed 18 successive quarters of year-over-year increases, however, ARPU for the full year of 2007 increased by $0.10. The recent quarterly year-over-year ARPU decreases result from strong data growth being offset by declining voice ARPU, due to shifting product mix, pricing competition and declining per-minute prices.

The consolidated revenue trend also reflected good growth in wireline segment data revenue. However, this is fully offset by declining wireline voice local and long distance revenues due to substitution for wireless and Internet services, as well as competition from VoIP service providers, resellers and facilities-based competitors.

Historically, there is significant fourth quarter seasonality with higher wireless subscriber additions and related acquisition costs and equipment sales, resulting in lower wireless EBITDA. The seasonality affects, to a lesser extent, the wireline high-speed Internet subscriber additions and related costs.

As described in Section 1.3, quarterly Operations expenses in 2007 include an expense for introducing a net-cash settlement feature for share option awards. The net-cash settlement feature expense (recovery) for the first, second, third and fourth quarters of 2007 were $173.5 million, $1.8 million, $(7.2) million and $0.6 million, respectively. The third quarter credit was an adjustment to the initial estimate recorded. Restructuring costs varied by quarter, depending on the progress of ongoing initiatives underway.

The downward trend in depreciation expense ended in the second half of 2007 with a reduction in estimated useful service lives for certain circuit switching and network management assets resulting in write-downs of approximately $20 million and $47 million, respectively, in the third and fourth quarters of 2007. The previous downward trend was interrupted by a provision of approximately $17 million in the fourth quarter of 2006 to align estimated useful lives for TELUS Québec assets, resulting from integration of financial systems. Depreciation is expected to increase slightly for the full year of 2008 due to a planned increase in capital assets. See Caution regarding forward-looking statements.

With a major new wireline billing and client care system put into service in March 2007, $18 million of additional amortization was recorded in each of the second, third and fourth quarters of 2007, reversing the downward trend in Amortization of intangible assets. In addition, Amortization expenses in the second and fourth quarters of 2006 and the first

19

quarter of 2007 were reduced by approximately $12 million, $5 million and $5 million, respectively, for investment tax credits relating to assets capitalized in prior years that are now fully amortized, following a determination of eligibility by a government tax authority.

Within Financing costs shown in the table above, interest expenses trended lower except for interest expense in respect of a court decision in a lawsuit related to a 1997 BC TEL bond redemption matter (including $7.8 million in the fourth quarter of 2006). The sequential decline in financing costs in the third quarter 2007 was due to lower effective interest rates and debt balances plus increased interest income from tax refunds. Financing costs in the eight periods shown are net of varying amounts of interest income.

The generally upward trend in Net income and earnings per share reflect the items noted above as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments.

Tax-related adjustments ($ in millions, except EPS amounts)	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1
Approximate Net income impact	143	93	10	4	20	30	124	(3)
Approximate EPS impact	0.44	0.28	0.03	0.01	0.06	0.09	0.36	(0.01)
Approximate basic EPS excluding tax-related impacts	0.79	0.96	0.73	0.57	0.65	0.86	0.70	0.62

2.3 Consolidated results from operations

($ in millions except EBITDA margin in % and	Quarters ended December 31				Years ended December 31
Employees)	2007	2006	Change		2007	2006	Change
Operating revenues	2,330.8	2,254.6	3.4%		9,074.4	8,681.0	4.5%
Operations expense	1,371.3	1,362.4	0.7%		5,464.7	4,998.2	9.3%
Restructuring costs	6.1	7.9	(22.8)%		20.4	67.8	(69.9)%
EBITDA (1)	953.4	884.3	7.8%		3,589.3	3,615.0	(0.7)%
Depreciation	386.2	353.2	9.3%		1,354.7	1,353.4	0.1%
Amortization of intangible assets	68.1	53.9	26.3%		260.3	222.2	17.1%
Operating income	499.1	477.2	4.6%		1,974.3	2,039.4	(3.2)%

Operations expense (as adjusted) (2)	1,370.7	1,362.4	0.6%		5,296.0	4,998.2	6.0%
EBITDA (as adjusted) (2)	954.0	884.3	7.9%		3,758.0	3,615.0	4.0%
Operating income (as adjusted) (2)	499.7	477.2	4.7%		2,143.0	2,039.4	5.1%

EBITDA margin (3)	40.9	39.2	1.7	pts	39.6	41.6	(2.0	)pts
EBITDA margin (as adjusted) (3)	40.9	39.2	1.7	pts	41.4	41.6	(0.2	)pts

Full-time equivalent employees at end of period	33,374	31,094	7.3%

(1)	EBITDA is a non-GAAP measure. See Section 6.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
(2)

Excludes an incremental charge of $0.6 million and $168.7 million, respectively, in the fourth quarter and full year of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. Operations expense (as adjusted) and EBITDA (as adjusted) are regularly reported to the chief operating decision-maker. EBITDA (as adjusted) corresponds to the definition used in setting TELUS’ 2007 EBITDA target and revised guidance.

(3)	EBITDA or EBITDA (as adjusted) divided by Operating revenues.

The following discussion is for the consolidated results of TELUS. Segmented discussion is provided in Section 2.4 Wireline segment results, Section 2.5 Wireless segment results and Section 4.2 Cash used by investing activities – capital expenditures.

Operating revenues

Consolidated Operating revenues increased by $76.2 million and $393.4 million, respectively, in the fourth quarter and full year of 2007 when compared to the same periods in 2006. Growth in wireless network revenue and wireline data revenue continue to exceed erosion in wireline voice local and long distance revenues. Consolidated operating revenues for the full year of 2007 include a one-time reduction of about $13 million in long distance revenues, recorded in the second quarter. This adjustment resulted from billing system enhancements, which provided better data for estimating earned, but unbilled revenue.

Operations expense

Consolidated Operations expense increased by $8.9 million and $466.5 million in the fourth quarter and full year of 2007, respectively, when compared to the same periods in 2006. The increases include incremental charges for introducing a net-cash settlement feature for share option awards granted before 2005. Operations expense adjusted to exclude the incremental charges increased by $8.3 million and $297.8 million, respectively, primarily to support the 10% year-over-year growth in the wireless subscriber base and growth in wireless network revenue. In addition, expenses in the wireline segment increased for the full year primarily due to billing system conversion costs and external labour costs to improve service levels, as well as from increased staffing. TELUS’ net defined benefit pension plan expense decreased by approximately $63 million for the full year, due primarily to favourable returns on plan assets in 2006.

The number of employees increased to support the wireline segment’s provision of outsourcing services to TELUS’ customers, including human resources outsourcing services and international call centre services, and to support the growing wireless customer base. The number of full-time equivalent employees providing outsourcing services to the Company’s customers increased by about 1,080 at December 31, 2007 when compared to one year earlier, while elsewhere in the wireline segment the increase was 767 or four per cent. In the wireless segment, the number of full-time equivalent employees increased by 433 or six per cent to support double digit growth in subscriber base, revenue and EBITDA.

Restructuring costs

Restructuring costs decreased by $1.8 million and $47.4 million, respectively, in the fourth quarter and full year of 2007 when compared to the same periods in 2006. Restructuring expenses in 2007 were in respect of several smaller efficiency initiatives. An expense of approximately $50 million is expected for efficiency initiatives in 2008.

EBITDA

Consolidated EBITDA increased by $69.1 million in the fourth quarter of 2007 and decreased by $25.7 million for the full year of 2007, when compared to the same periods in 2006. EBITDA adjusted to exclude the net-cash settlement feature increased by $69.7 million and $143.0 million, respectively, in the fourth quarter and full year of 2007, when compared to the same periods in 2006. Wireline EBITDA (as adjusted) decreased mainly due to implementation impacts of a new wireline billing and client care system (described in Section 5.3 Process risks). Wireless segment EBITDA (as adjusted) increased as growth in the subscriber base increased network revenues, partially offset by higher operations costs to support subscriber growth and higher retention spending.

Depreciation

Depreciation increased by $33.0 million and $1.3 million, respectively, in the fourth quarter and full year of 2007 when compared to the same periods in 2006. The reduction in estimated useful service lives for certain circuit switching and network management assets resulted in write-downs of approximately $47 million and $67 million, respectively, in the fourth quarter and full year of 2007. These increases were partly offset by a provision of $17 million in the fourth quarter of 2006 to align TELUS Québec assets upon integration of financial systems as well as writeoffs of certain network assets earlier in 2006.

Amortization of intangible assets

Amortization increased by $14.2 million and $38.1 million, respectively, in the fourth quarter and full year of 2007, when compared to the same periods in 2006. A new wireline billing and client care system was put into service in March 2007, increasing amortization by $18.0 million and $54.0 million, respectively. Accelerated amortization of $5.0 million was recorded in the second quarter of 2007 for assets related to the discontinuation of AMP’D Mobile Canada services. These increases were partly offset by lower amortization for other fully amortized software assets. In addition, amortization expenses were reduced by approximately $5 million for the full year of 2007 and reduced by approximately $5 million and $17 million, respectively, in the fourth quarter and full year of 2006 to recognize investment tax credits, now determined eligible by the tax authority, relating to assets capitalized in prior years that are now fully amortized.

Operating income

Operating income increased by $21.9 million in the fourth quarter of 2007 and decreased by $65.1 million in the full year of 2007, when compared to the same periods in 2006. Operating income (as adjusted) increased by $22.5 million and $103.6 million, respectively, in the fourth quarter and full year, as growth in EBITDA (as adjusted) was partly offset by increased depreciation and amortization expenses.

Other income statement items

Other expense, net	Quarters ended December 31			Years ended December 31
($millions)	2007	2006	Change	2007	2006	Change
	5.8	10.1	(42.6)%	36.1	28.0	28.9%

Other expense decreased by $4.3 million in the fourth quarter of 2007 and increased by $8.1 million in the full year of 2007, when compared to the same periods in 2006. Accounts receivable securitization expenses were $5.3 million and $20.7 million in the fourth quarter and full year of 2007, which decreased by $0.3 million and increased by $2.7 million, respectively, from the same periods in 2006 (see Section 4.6 Accounts receivable sale). For the full year of 2007, increased expenses included an $11.8 million second quarter writeoff of the Company’s equity investment of in AMP’D Mobile Inc. and approximately $4 million for various costs of assessing whether to acquire BCE, which ultimately led to the decision in August to not bid for BCE. The net gains on the sale of real estate and other investments, including valuation adjustments on investments held for trading, exceeded net gains recorded in 2006.

Financing costs	Quarters ended December 31			Years ended December 31
($ millions)	2007	2006	Change	2007	2006	Change
Interest on long-term debt, short-term obligations and other (1)	109.6	132.5	(17.3)%	464.5	510.6	(9.0)%
Foreign exchange losses (gains)	1.9	1.9	—	13.0	6.4	103.1%
Interest income	(2.4)	(0.8)	n.m.	(37.4)	(12.3)	n.m.
	109.1	133.6	(18.3)%	440.1	504.7	(12.8)%

n.m. – not meaningful

(1) Iincluded estimates in 2006 for settlement of a lawsuit.

Interest expenses decreased by $22.9 million and $46.1 million, respectively, in the fourth quarter and full year of 2007, when compared to the same periods in 2006. The decreases were primarily due to financing activities in the first half of 2007 (see Section 4.3 Cash used by financing activities), which resulted in a lower effective interest rate for the fourth quarter and full year of 2007 as well as a lower average debt balance in the second half of 2007, when compared to the same periods in 2006. Partly offsetting the lower effective interest rate was a higher average debt balance for the full year of 2007, as debt issues were completed in March 2007 and commercial paper was issued in May ahead of the June 1 maturity of $1,483.3 million (US$1,166.5 million) Notes. The Company’s closing net debt (calculated in Section 6.4), was $6,142 million at December 31, 2007, down 2% from $6,278 million one year earlier.

The decrease in interest expenses for the full year of 2007 also included an adjustment for application of the effective rate method for issue costs as required under CICA Handbook Section 3855 (recognition and measurement of financial instruments). In March 2007, forward starting interest rate swaps were terminated resulting in prepaid interest of approximately $10 million being deferred and amortized over 10 years, which is the term of the new debt.

Interest income increased by $1.6 million and $25.1 million, respectively, in the fourth quarter and full year of 2007, when compared with the same periods in 2006, due primarily to recognition of increased interest on tax refunds, and for the full year, increased interest from investments.

Income taxes	Quarters ended December 31				Years ended December 31
($ millions)	2007	2006	Change		2007	2006	Change
Blended federal and provincial statutory income tax based on net income before tax	129.2	111.4	16.0%		503.0	505.6	(0.5)%
Revaluation of future income tax liability	(140.8)	(0.2)	—		(177.3)	(113.1)	—
Tax rate differential on, and consequential adjustments from, reassessments for prior years	(2.9)	(16.4)	—		(79.2)	(40.3)	—
Share option award compensation	1.8	1.5	—		(3.6)	6.4	—
Other	(5.3)	(4.7)	—		(9.3)	(5.4)	—
	(18.0)	91.6	n.m.		233.6	353.2	(33.9)%
Blended federal and provincial statutory tax rates (%)	33.6	33.4	0.2	pts	33.6	33.6	—	pts
Effective tax rates (%)	(4.7)	27.5	n.m.		15.6	23.4	(7.8	)pts

The blended federal and provincial statutory income tax expense increased in the fourth quarter of 2007 and decreased in full year of 2007, when compared with the same periods in 2006, due primarily to the comparable changes in income before taxes of 15.2% and (0.6)%, respectively. The effective tax rates were lower than the statutory tax rates due to favourable reassessments and settlements of prior years’ tax matters as well as revaluation of future income tax liabilities. Revaluations of future tax liabilities resulted from enacted reductions to future federal income tax rates as well as future tax rates being applied to temporary differences. Changes to future federal income tax rates were enacted in December 2007, and previously during the second quarters of 2007 and 2006.

Based on the assumption of the continuation of the rate of TELUS earnings, the existing legal entity structure, and no substantive changes to tax regulations, the Company currently expects cash income tax payments to be relatively low in 2008 with expected cash collections exceeding expected payments. In 2009, income tax payments are expected to increase substantially. The blended statutory income tax rate is expected to be 31 to 32% in 2008.

Non-controlling interests	Quarters ended December 31			Years ended December 31
($millions)	2007	2006	Change	2007	2006	Change
	2.1	1.4	50.0%	6.6	8.5	(22.4)%

Non-controlling interests represents minority shareholders’ interests in several small subsidiaries.

Comprehensive income

Commencing with the 2007 fiscal year, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) for accounting for comprehensive income (CICA Handbook Section 1530). Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company’s specific instance, is primarily to include changes in shareholders’ equity arising from unrealized changes in the fair values of financial instruments. The calculation of earnings per share is based on Net income and Common Share and Non-Voting Share income, as required by GAAP.

2.4 Wireline segment results

Operating revenues – wireline segment	Quarters ended December 31			Years ended December 31
($ millions)	2007	2006	Change	2007	2006	Change
Voice local (1)	505.4	527.5	(4.2)%	2,064.4	2,119.8	(2.6)%
Voice long distance (2)	178.7	197.7	(9.6)%	715.3	810.3	(11.7)%
Data (3)	466.2	435.0	7.2%	1,771.9	1,642.5	7.9%
Other	70.0	74.1	(5.5)%	259.0	250.5	3.4%
External operating revenue	1,220.3	1,234.3	(1.1)%	4,810.6	4,823.1	(0.3)%
Intersegment revenue	30.7	26.5	15.8%	114.2	98.3	16.2%
Total operating revenues	1,251.0	1,260.8	(0.8)%	4,924.8	4,921.4	0.1%

(1)	Voice local revenue decreased by approximately $70 million or 3.3% for the full year of 2007, excluding the impact of regulatory adjustments in the first-quarter of 2007.
(2)	Voice long distance revenue decreased by approximately $82 million or 10.1% for the full year of 2007, excluding the impact from billing system conversion in the second quarter of 2007.
(3)	Data revenue grew by approximately $140 million or 8.5% for the full year of 2007, excluding the impact of two mandated retroactive competitor price reductions in the first quarter of 2007.

Wireline segment revenues decreased by $9.8 million in the fourth quarter of 2007 when compared with the same period in 2006. For the full year of 2007, revenues were essentially unchanged from 2006, increasing by $3.4 million.

•                  Voice local revenue decreased by $22.1 million and $55.4 million, respectively, in the fourth quarter and full year of 2007, when compared with the same periods in 2006. The decreases were due primarily to lower revenues from basic access and optional enhanced service revenues arising from increased competition for residential subscribers offset in part by growth in business local services and certain price increases. Declining local revenues for the full year of 2007 were partly offset by first quarter recoveries of approximately $14.5 million from the price cap deferral account. The recovery from the deferral account offset unfavourable mandated retroactive rate adjustments for basic data revenue pursuant to two recent CRTC (Canadian Radio-television and Telecommunications Commission) decisions and included recovery of previously incurred amounts associated with mandated local number portability and start-up costs.

Network access lines	As at December 31
(000s)	2007	2006	Change
Residential network access lines	2,596	2,775	(6.5)%
Business network access lines	1,808	1,773	2.0%
Total network access lines	4,404	4,548	(3.2)%

	Quarters ended December 31			Years ended December 31
(000s)	2007	2006	Change	2007	2006	Change
Change in residential network access lines	(47)	(34)	(38.2)%	(179)	(153)	(17.0)%
Change in business network access lines	8	3	n.m.	35	10	n.m.
Change in total network access lines	(39)	(31)	(25.8)%	(144)	(143)	(0.7)%

Residential line losses include the effect of increased competition from resellers and VoIP competitors (including cable-TV companies, which have expanded their geographic coverage and introduced lower-priced telephony services), as well as technological substitution as customers utilize wireless services. To a lesser degree, residential second lines decreased from migration of dial-up Internet subscribers to high-speed Internet service. The number of residential lines lost in each quarter of 2007 exceeded the comparable losses in the same quarters of 2006. In contrast, the number of business lines gained each quarter in 2007 equalled or exceeded the comparable net business line gains in 2006. The increase in business lines was experienced in Ontario and Quebec urban non-incumbent areas.

•                  Voice long distance revenues decreased by $19.0 million and $95.0 million, respectively, in the fourth quarter and full year of 2007, when compared with the same periods in 2006, due primarily to lower average per-minute rates, from industry-wide price competition, and lower business minute volumes, partly offset by increased consumer minute volumes. In addition, a one-time reduction of about $13 million was recorded in the second quarter of 2007 as a result of billing system enhancements, which provided better data for estimating earned, but unbilled revenue.

•                  Wireline segment data revenues increased by $31.2 million and $129.4 million, respectively, in the fourth quarter and full year of 2007, when compared with the same periods in 2006. This growth was primarily due to increased Internet, enhanced data and hosting service revenues from growth in business services and high-speed Internet subscribers. Managed data revenues increased from the provision of business process outsourcing services to customers as well as digital entertainment services to consumers in larger urban incumbent markets.

Pursuant to CRTC Decision 2007-6 (relating to digital network access link charges) and CRTC Decision 2007-10 (relating to basic service extension feature charges), retroactive rate reductions totalling approximately $11 million in basic data services revenues were recorded in the first quarter of 2007.

Internet subscribers	As at December 31
(000s)	2007	2006	Change
High-speed Internet subscribers	1,020.2	916.7	11.3%
Dial-up Internet subscribers	155.3	194.1	(20.0)%
Total Internet subscribers	1,175.5	1,110.8	5.8%

	Quarters ended December 31			Years ended December 31
(000s)	2007	2006	Change	2007	2006	Change
High-speed Internet net additions	26.2	44.4	(41.0)%	103.5	153.7	(32.7)%
Dial-up Internet net reductions	(9.3)	(11.4)	18.4%	(38.8)	(42.1)	7.8%
Total Internet subscriber net additions	16.9	33.0	(48.8)%	64.7	111.6	(42.0)%

High-speed Internet subscriber net additions were lower than one year earlier, reflecting competitive markets and the impact of the new billing and client care system, which temporarily reduced the Company’s order processing capability in the second quarter and, to a lesser degree, in the third quarter. Monthly rates for high-speed Internet services were raised by $1 per month in the second quarter of 2006 for those customers not on rate protection plans, which contributed to an overall increase in average revenue per subscriber in 2007.

•                  Other revenue decreased by $4.1 million in the fourth quarter of 2007 and increased by $8.5 million in the full year of 2007, when compared with the same periods in 2006. The full year increase was due mainly to a reduction in the provision for quality-of-service rate rebates, which resulted from improved service delivery, as measured by CRTC-defined quality-of-service indicators, and favourable decisions by the CRTC on exclusion applications for severe weather and other extraordinary events. Voice equipment sales decreased in the fourth quarter and full year.

•                  Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses – wireline segment (1)	Quarters ended December 31			Years ended December 31
($ millions, except employees)	2007	2006	Change	2007	2006	Change
Salaries, benefits and other employee-related costs, before net-cash settlement feature	447.0	436.0	2.5%	1,729.1	1,665.9	3.8%
Net-cash settlement feature expense	1.5	—	—	145.1	—	—
Other operations expenses	334.2	367.3	(9.0)%	1,347.6	1,331.8	1.2%
Operations expense	782.7	803.3	(2.6)%	3,221.8	2,997.7	7.5%
Restructuring costs	5.9	5.2	13.5%	19.5	61.6	(68.3)%
Total operating expenses	788.6	808.5	(2.5)%	3,241.3	3,059.3	5.9%

Operations expense (as adjusted) (2)	781.2	803.3	(2.8)%	3,076.7	2,997.7	2.6%
Total operating expenses (as adjusted) (2)	787.1	808.5	(2.6)%	3,096.2	3,059.3	1.2%
Full-time equivalent employees, end of period(3)	25,731	23,884	7.7%

(1)

Salaries and benefits, Operations expense and total operating expense for fourth quarter and full year of 2006 were reduced by 5.7 million and $22.8 million, respectively, from previously reported amounts, as a result of the correction described in Section 1.3.

(2)

Excludes incremental charges for introducing a net-cash settlement feature for share option awards granted prior to 2005. Operations expense (as adjusted) and total operating expenses (as adjusted) are regularly reported to the chief operating decision-maker.

(3)

The number of full-time equivalent employees providing outsourcing services to the Company’s customers was approximately 5,747 on December 31, 2007 and approximately 4,667 on December 31, 2006. Full-time equivalent staff elsewhere increased by 767 or 4%.

Total Wireline operating expenses decreased by $19.9 million in the fourth quarter of 2007 and increased by $182.0 million in the full year of 2007, when compared with the same periods in 2006, primarily due to the charges for introducing a net-cash settlement feature for share option awards granted prior to 2005. Total operating expenses adjusted to exclude these charges increased by $18.4 million and $36.9 million, respectively. Expenses for the full year of 2007 included approximately $24 million related to the Alberta consumer billing and client care system conversion (approximately $8 million in salaries and benefits for customer contact centres and approximately $16 million in other operations expenses primarily for external labour costs). External labour for the full year of 2007 also included about $4 million to deal with backlogs caused by severe weather events in late 2006 and early 2007, as well as preparation costs for expected flooding in British Columbia in the second quarter of 2007.

•                  Salaries, benefits and employee-related expenses increased by $11.0 million and $63.2 million, respectively, in the fourth quarter and full year of 2007, when compared with the same periods in 2006. The increase was mainly due to increased staffing, scheduled compensation increases and customer contact centre costs for the billing system conversion, partly offset by a lower defined benefit pension plan expense.

•                  Other operations expenses decreased by $33.1 million in the fourth quarter of 2007 and increased by $15.8 million for the full year of 2007, when compared with the same periods in 2006. The decrease in the fourth quarter was due mainly to lower costs of sales associated with voice and data equipment sales, including lower loadings of high-speed Internet subscribers, as well as increased capitalization of labour related to the higher capital expenditure activity in 2007. The increase in the full year included higher external labour costs for billing/client care system support and installation/repair activity to improve and maintain service levels, and higher external labour costs for weather-related events, partly offset by: (i) lower transit and termination charges due to lower per-minute rates partly offset by higher outbound minute volumes; (ii) lower expenses arising from CRTC decisions on basic service extension features and network access link charges; and (iii) increased capitalization of labour related to the higher capital expenditure activity in 2007.

•                  Restructuring costs in 2007 were for several small efficiency initiatives. Restructuring costs increased by $0.7 million in the fourth quarter of 2007 and decreased by $42.1 million for the full year of 2007, when compared with the same periods in 2006.

EBITDA ($ millions) and EBITDA margin (%) wireline segment	Quarters ended December 31			Years ended December 31
	2007	2006	Change	2007	2006	Change
EBITDA	462.4	452.3	2.2%	1,683.5	1,862.1	(9.6)%
EBITDA (as adjusted) (1)	463.9	452.3	2.6%	1,828.6	1,862.1	(1.8)%
EBITDA margin	37.0	35.9	1.1 pts	34.2	37.8	(3.6	)pts
EBITDA margin (as adjusted)	37.1	35.9	1.2 pts	37.1	37.8	(0.7	)pts

(1)          Excludes incremental charges of $1.5 million and $145.1 million, respectively, in the fourth quarter and full year of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS’ 2007 EBITDA targets and revised guidance.

Wireline EBITDA increased by $10.1 million in the fourth quarter of 2007 and decreased by $178.6 million in the full year of 2007, when compared with the same periods in 2006. Wireline EBITDA (as adjusted) increased by $11.6 million in the fourth quarter of 2007 and decreased by $33.5 million in the full year of 2007, when compared with the same periods in 2006. The increase for the fourth quarter was mainly due to increased capitalization of labour related to the higher capital expenditure activity in 2007. The decrease for the full year was mainly due to billing system conversion impacts of about $37 million (including a one-time long distance revenue adjustment of $13 million) and increased external labour costs of about $4 million to deal with weather-related backlogs and emergency preparations.

2.5 Wireless segment results

Operating revenues – wireless segment	Quarters ended December 31			Years ended December 31
($ millions)	2007	2006	Change	2007	2006	Change
Network revenue	1,039.4	952.3	9.1%	4,008.5	3,605.5	11.2%
Equipment revenue	71.1	68.0	4.6%	255.3	252.4	1.1%
External operating revenue	1,110.5	1,020.3	8.8%	4,263.8	3,857.9	10.5%
Intersegment revenue	6.9	6.3	9.5%	26.9	23.4	15.0%
Total operating revenues	1,117.4	1,026.6	8.8%	4,290.7	3,881.3	10.5%

Key operating indicators – wireless segment	As at December 31
(000s)	2007	2006	Change
Subscribers – postpaid (1)	4,440.5	4,078.6	8.9%
Subscribers – prepaid	1,127.4	977.3	15.4%
Subscribers – total	5,567.9	5,055.9	10.1%
Digital POPs(2) covered including roaming/resale (millions)(3)	31.6	31.0	1.9%

	Quarters ended December 31				Years ended December 31
	2007	2006	Change		2007	2006	Change
Subscriber gross additions – postpaid	240.4	236.3	1.7%		850.0	837.5	1.5%
Subscriber gross additions – prepaid	180.7	142.8	26.5%		584.0	455.5	28.2%
Subscriber gross additions – total	421.1	379.1	11.1%		1,434.0	1,293.0	10.9%

Subscriber net additions – postpaid	106.4	129.5	(17.8)%		364.6	411.8	(11.5)%
Subscriber net additions – prepaid (4)	55.0	52.1	5.6%		150.0	123.4	21.6%
Subscriber net additions – total	161.4	181.6	(11.1)%		514.6	535.2	(3.8)%
ARPU ($) (5)	63.70	64.50	(1.2)%		63.56	63.46	0.2%
Churn, per month (%)(4) (5)	1.59	1.33	0.26	pts	1.45	1.33	0.12	pts
Lifetime revenue per subscriber ($) (5)	4,015	4,850	(17.2)%		4,373	4,771	(8.3)%
COA (6) per gross subscriber addition ($) (5)	352	436	(19.3)%		395	412	(4.1)%
COA per gross subscriber addition to lifetime revenue (%) (5)	8.8	9.0	(0.2	)pts	9.0	8.6	0.4	pts
Average minutes of use per subscriber per month (MOU)	411	404	1.7%		404	403	0.2%

EBITDA ($millions)	491.0	432.0	13.7%		1,905.8	1,752.9	8.7%
EBITDA (as adjusted) (7) ($millions)	490.1	432.0	13.4%		1,929.4	1,752.9	10.1%
EBITDA to network revenue (%)	47.2	45.4	1.8	pts	47.5	48.6	(1.1	)pts
EBITDA (as adjusted) to network revenue (%)	47.2	45.4	1.8	pts	48.1	48.6	(0.5	)pts
Retention spend to network revenue (5) (%)	8.6	7.7	0.9	pts	7.6	6.7	0.9	pts
EBITDA excluding COA ($millions) (5)	639.4	597.2	7.1%		2,471.6	2,285.5	8.1%
EBITDA (as adjusted) excluding COA ($millions)	638.5	597.2	6.9%		2,495.1	2,285.5	9.2%

pts - percentage points

(1)

A one-time adjustment was made to the postpaid subscriber base. Cumulative subscribers were reduced by approximately 2,600 to reflect the discontinuation of network service to its cellular digital packet data (CDPD) subscribers effective January 31, 2007.

(2)	POPs is an abbreviation for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
(3)

At December 31, 2007, TELUS’ wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility (Bell Canada).

(4)

Prepaid net subscriber additions in the fourth quarter of 2007 include a one-time reduction in the subscriber base of 5,124, which increased the fourth quarter blended churn rate by 0.03 percentage points. The adjustment was for a clean-up of deactivation records.

(5)

See Section 6.3 Definition of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.

(6)	Cost of acquisition.
(7)

Excludes an incremental (recovery) charge of $(0.9) million and $23.6 million, respectively, in the fourth quarter and full year of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS’ 2007 EBITDA targets and revised guidance.

Wireless segment revenues increased by $90.8 million and $409.4 million, respectively, in the fourth quarter and full year of 2007 when compared with the same periods in 2006, due to the following:

•                  Network revenue increased by $87.1 million and $403.0 million in the fourth quarter and full year of 2007, respectively, when compared with the same periods in 2006. The increase was the result of a 10% expansion in the subscriber base during 2007. Data revenues increased to 12.5% of Network revenue, or $130.8 million, in the fourth quarter of 2007 as compared with 9.6% of Network revenues, or $91.7 million, in the fourth quarter of 2006 — reflecting a growth rate of 42.6%. Similarly, data revenues for the full year of 2007 increased to 11.1% of Network revenue, or $446.1 million, as compared with 7.7% of Network revenue, or $279.9 million, in 2006 — reflecting a growth rate of 59.4%. This growth, driven by continued migration of existing subscribers to full function smartphones and EVDO-capable handsets as well as increased EVDO coverage, was principally related to text messaging, mobile computing activities and RIM/BlackBerry service revenues.

Data ARPU increased by 29% to $7.95 and 44% to $7.02, respectively, in the fourth quarter and year as compared to the same periods in 2006. Increased Data ARPU largely offset the decline from traditional voice service, as total ARPU decreased by $0.80 in the fourth quarter when compared to the same period in 2006 and showed a slight improvement from the $0.87 year-over-year decrease in the third quarter. The change in total ARPU reflects the shifting product mix driven by higher net prepaid loading and a slight impact from Mike service, combined with declining Voice ARPU. Voice ARPU was $55.75 in the fourth quarter of 2007, a decrease of $2.59 or 4.4% from the same period in 2006, caused mainly by lower per-minute rates, increased price competition in the business and discount segments of the market and a decrease in roaming. Overall, ARPU increased by $0.10 to $63.56 for the full year 2007 when compared to 2006, as the $2.13 increase in Data ARPU exceeded the $2.03 Voice ARPU decline.

At December 31, 2007, the mix of postpaid subscribers declined slightly to 79.8% of the total cumulative subscriber base, as compared to 80.7% from one year earlier. The 106,400 postpaid subscriber net additions for the fourth quarter of 2007 represented 65.9% of all net additions as compared with 129,500 or 71.3% of all net additions for the same period in 2006. Moreover, the 364,600 postpaid subscriber net additions for the full year of 2007 represented 70.9% of all net additions as compared with 411,800 or 76.9% of all net additions for the same period in 2006. Total net subscriber additions were down slightly in the fourth quarter and full year of 2007 as compared with the same periods in 2006, mostly attributable to increased churn rates, partly offset by higher prepaid loading.

The blended churn rate increased in the fourth quarter and full year of 2007 when compared with the respective periods in 2006. Total deactivations were 259,700 for the fourth quarter and 919,400 for the full year of 2007 as compared with 197,500 and 757,800, respectively, for the same periods in 2006. Deactivations in the fourth quarter of 2007 included 5,124 for a clean-up of prepaid subscriber deactivation records. Monthly blended churn rates of 1.59% and 1.45%, respectively, in the fourth quarter and full year of 2007, increased from the same periods in 2006 due to the product mix shifting towards prepaid, combined with increased deactivations. WNP porting was a minor source of net positive subscriber loading for TELUS, but contributed to the higher churn level.

•                  Equipment sales, rental and service revenue increased by $3.1 million and $2.9 million, respectively, in the fourth quarter and full year of 2007 when compared with the same periods in 2006 due largely to the 11% increase in gross subscriber additions.

•                  Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.

Operating expenses – wireless segment (1)	Quarters ended December31			Years ended December 31
($ millions, except employees)	2007	2006	Change	2007	2006	Change
Equipment sales expenses	180.3	163.6	10.2%	655.5	574.9	14.0%
Network operating expenses	140.7	118.8	18.4%	513.7	451.2	13.9%
Marketing expenses	119.7	134.7	(11.1)%	439.5	422.5	4.0%
General and administration expenses	185.5	174.8	6.1%	775.3	673.6	15.1%
Operations expense	626.2	591.9	5.8%	2,384.0	2,122.2	12.3%
Restructuring costs	0.2	2.7	(92.6)%	0.9	6.2	(85.5)%
Total operating expenses	626.4	594.6	5.3%	2,384.9	2,128.4	12.1%

Operations expense (as adjusted) (2)	627.1	591.9	5.9%	2,360.4	2,122.2	11.2%
Total operating expenses (as adjusted) (2)	627.3	594.6	5.5%	2,361.3	2,128.4	10.9%
Full-time equivalent employees at end of period	7,643	7,210	6.0%

(1)          General and administration expenses, Operations expense and total operating expenses for fourth quarter and full year of 2006 were reduced by $0.5 million and $1.9 million, respectively, from previously reported amounts, as a result of the correction described in Section 1.3.

(2)          Excludes an incremental (recovery) charge of $(0.9) million and $23.6 million, respectively, in the fourth quarter and full year of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. Operations expense (as adjusted) and total operating expenses (as adjusted) are regularly reported to the chief operating decision-maker.

Wireless segment total operating expenses increased by $31.8 million and $256.5 million, respectively, in the fourth quarter and full year of 2007 when compared with the same periods in 2006. Total operating expenses as adjusted to exclude the 2007 net-cash settlement feature increased by $32.7 million and $232.9 million, respectively, to promote, acquire, retain and support the 10.1% annual growth in the subscriber base and the 11.2% growth in Network revenue during 2007.

•                  Equipment sales expenses increased by $16.7 million and $80.6 million, respectively, in the fourth quarter and full year of 2007 when compared with the same periods in 2006, due primarily to an increase in the costs to support current and future data revenue growth in upgrading subscribers to full function smartphones combined with an increase in gross subscriber additions.

•                  Network operating expenses increased by $21.9 million and $62.5 million in the fourth quarter and full year of 2007, respectively, when compared with the same periods in 2006. The increases were principally due to higher revenue share with third party data content providers, licensing costs on data services, higher Canadian and U.S. roaming costs due to in-bucket usage plans and site-related expenses to support cell sites. Expenses for the full year of 2007 were net of a reduction arising from CRTC Decision 2007-6 related to retail network access link charges.

•                  Marketing expenses decreased by $15.0 million or 11.1% in the fourth quarter of 2007, when compared to the same period in 2006, due to lower advertising and promotions spending and lower commissions on sales of handsets, as increased loading volume was offset by a higher mix of prepaid subscriber additions. For the full year of 2007, marketing expenses increased by $17.0 million or 4.0% when compared to 2006, due primarily to higher advertising and promotions costs, increased dealer compensation costs related to the 10.9% increase in gross subscriber additions and increased retention activity. COA per gross subscriber addition decreased by $84 or 19% in the fourth quarter and decreased by $17 or 4% for the full year of 2007, as compared the same periods in 2006 due primarily to a greater weighting of prepaid gross subscriber additions. COA was $148.4 million and $565.7 million, respectively, for the fourth quarter and full year of 2007 as compared to $165.2 million and $532.6 million, respectively, in the same periods in 2006.

Retention costs as a percentage of network revenue increased to 8.6% and 7.6%, respectively, in the fourth quarter and full year of 2007, up from 7.7% and 6.7% for the same periods in 2006, to support current and future period data revenue growth, including the migration of voice-centric Mike subscribers to PCS, and to a lesser extent, retain customers with the advent of wireless number portability. Upgrades to fully functional smart phones increased by 210% in the fourth quarter and more than doubled for the full year, as compared to the same periods in 2006, providing enhanced functionality for potential future revenue growth.

•                  General and administration expense increased by $10.7 million and $101.7 million in the fourth quarter and full year of 2007, respectively, when compared with the same periods in 2006. Excluding non-cash charges for share option awards granted before 2005, general and administration expenses grew by $11.6 million and $78.1 million for the fourth quarter and full year of 2007, respectively. The increases were primarily due to a 6% increase in full-time equivalent employees to support the growth in Network revenue, subscribers, and expansion of the client care and company-owned retail stores teams to manage customer service levels.

•                  Restructuring costs for the first nine months of 2007 were in respect of the Company’s operational efficiency program.

Wireless segment	Quarters ended December 31				Years ended December 31
EBITDA ($ millions) and EBITDA margin (%)	2007	2006	Change		2007	2006	Change
EBITDA	491.0	432.0	13.7%		1,905.8	1,752.9	8.7%
EBITDA (as adjusted) (1)	490.1	432.0	13.4%		1,929.4	1,752.9	10.1%
EBITDA margin	43.9	42.1	1.8	pts	44.4	45.2	(0.8	)pts
EBITDA margin (as adjusted)	43.9	42.1	1.8	pts	45.0	45.2	(0.2	)pts

(1)          Excludes an incremental (recovery) charge of $(0.9) million and $23.6 million, respectively, in the fourth quarter and full year of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS’ 2007 EBITDA targets and revised guidance.

Wireless segment EBITDA increased by $59.0 million and $152.9 million, respectively, in the fourth quarter and full year of 2007 when compared with the same periods in 2006. EBITDA (as adjusted) increased by $58.1 million and $176.5 million, respectively, due to Network revenue growth and a lower fourth quarter COA expense, partially offset by higher retention spend due to increased voice to data migrations, increased network costs related to revenue share with third party data content providers, and higher general and administration costs to support growth in subscriber base.

3.                                      Financial condition

The following are changes in the Consolidated balance sheets for the year ended December 31, 2007.

	At December 31,
($ millions)	2007	2006	Changes		Explanation of the change in balance
		(restated)
Current Assets

Cash and temporary investments, net	19.9	(11.5)	31.4	n.m.	See Section 4: Liquidity and capital resources
Short-term investments	42.4	110.2	(67.8)	(61.5)%	Liquidation of some investments of surplus cash
Accounts receivable	710.9	707.2	3.7	0.5%	Primarily increased wireless receivables related to growth in network revenue, net of the receipt of lease inducements for renegotiated leases
Income and other taxes receivable	120.9	95.4	25.5	26.7%	Increased recovery and interest receivable for favourable tax reassessments of prior years, net of refunds and interest received
Inventories	243.3	196.4	46.9	23.9%	Includes inventories for customer services expected to be implemented in 2008
Prepaid expenses and other	199.5	195.3	4.2	2.2%	—
Current portion derivative assets	3.8	40.4	(36.6)	(90.6)%	Primarily new net-cash settled equity swaps offset by the maturity of cross currency swaps related to the notes that matured June 1, 2007

Current Liabilities
Accounts payable and accrued liabilities	1,476.6	1,363.6	113.0	8.3%

Primarily an increase in the liability for net-cash settled share options net of payments and an increased payroll liability accrual for one additional day, net of reductions in quality-of-service rate rebate accruals

Income and other taxes payable	7.3	10.3	(3.0)	(29.1)%	Periodic instalment payments made
Restructuring accounts payable and accrued liabilities	34.9	53.1	(18.2)	(34.3)%	Payments under previous programs exceeded new obligations
Advance billings and customer deposits	631.6	606.3	25.3	4.2%	Primarily increased customer deposits and wireless billings, net of draw-downs from price cap deferred revenue
Current maturities of long-term debt	5.4	1,433.5	(1,428.1)	(99.6)%	Repayment of U.S. dollar Notes that matured June 1 and medium-term TCI Notes that matured in February
Current portion of derivative liabilities	26.6	165.8	(139.2)	(84.0)%	Maturity of cross currency swaps related to the Note maturing June 1, partly offset by fair value adjustments for share option hedges
Current portion of future income taxes	503.6	137.2	366.4	n.m.	An increase in temporary differences for current assets and liabilities as well as partnership taxable income that will be allocated in the next 12 months
Working capital (1)	(1,345.3)	(2,436.4)	1,091.1	44.8%	Mainly the repayment of long-term debt that matured June 1 with proceeds from new long-term debt. See Section 4.3 Cash used by financing activities

(1) Current assets subtracting Current liabilities – an indicator of the ability to finance current operations and meet obligations as they fall due.

Financial Condition Table continued from the previous page.

	As at December 31,
($ millions)	2007	2006	Changes		Explanation of the change in balance
		(restated)
Capital Assets, Net	11,122.0	10,982.1	139.9	1.3%	See Section 2.3 Consolidated results from operations – Depreciation, Amortization as well as Section 4.2 Cash used by investing activities

Other Assets
Deferred charges	1,318.0	1,129.7	188.3	16.7%	Primarily pension plan contributions and pension recoveries resulting from favourable returns on plan assets
Investments	38.9	35.2	3.7	10.5%	Includes new investments and fair value adjustments, net of an $11.8 million writeoff of an equity investment in AMP’D Mobile, Inc.
Goodwill	3,168.0	3,169.5	(1.5)	0.0%	—

Long-Term Debt	4,583.5	3,474.7	1,108.8	31.9%

Includes $1 billion of Notes issued in March and commercial paper issued under a program established in May, partly offset by a decrease in utilized bank facilities and reduction in the Canadian dollar value of 2011 U.S. dollar Notes

Other Long-Term Liabilities	1,717.9	1,257.3	460.6	36.6%	Primarily changes in U.S. dollar exchange rates and a fair value adjustment of the derivative liabilities associated with 2011 U.S. dollar Notes
Future Income Taxes	1,048.1	1,076.5	(28.4)	(2.6)%	Revaluation resulting from enacted reductions in future federal income tax rates, partly offset by an increase in temporary differences for long-term assets and liabilities

Non-Controlling Interests	25.9	23.6	2.3	9.7%	—

Shareholders’ Equity
Common equity	6,926.2	7,048.0	(121.8)	(1.7)%

Decreased primarily due to NCIB expenditures of $749.9 million, dividends of $520.8 million and transitional amounts for accumulated other comprehensive income of $176.2 million; partly offset by Net income of $1,257.9 million and Other comprehensive income of $74.2 million

4.                            Liquidity and capital resources

4.1 Cash provided by operating activities

	Quarters ended December 31			Years ended December 31
($ millions)	2007	2006	Change	2007	2006	Change
	817.4	747.2	9.4%	3,171.7	2,803.7	13.1%

Cash provided by operating activities increased by $70.2 million and $368.0 million, respectively, in the fourth quarter and full year of 2007, when compared with the same periods in 2006. Changes in cash provided by operating activities included:

•                  EBITDA increased by $69.1 million in the fourth quarter of 2007 and decreased by $25.7 million in the full year of 2007, when compared to the same periods in 2006 (as described in Section 2: Results from operations);

•                  Share-based compensation payments in excess of the expense included in EBITDA increased by $20.4 million in the fourth quarter of 2007 when compared with the same period in 2006 for a comparative reduction in cash flow. Share-based compensation expense in excess of payments in the full year of 2007 increased by $70.7 million when compared with 2006, for a comparative increase in cash flow;

•                  Employer contributions to employee defined benefit plans decreased by $30.5 million for the full year of 2007, when compared to the same period in 2006, mainly due to updated actuarial valuations;

•                  Payments under restructuring plans decreased by $10.8 million and $33.2 million, respectively, in the fourth quarter and full year of 2007, when compared to the same periods in 2006;

•                  Interest paid decreased by $47.3 million and $61.7 million, respectively, in the fourth quarter and full year of 2007 when compared to the same periods in 2006. The decrease in the fourth quarter was primarily due to new debt issues in March 2007, which have semi-annual interest payments in September as well as the maturity in June of notes that had semi-annual interest payments in December. The decrease for the full year was due to lower effective interest rates in 2007, while 2006 payments included $31.2 million for terminating cross currency interest rate swaps and partial payment of interest in respect of a court decision in a lawsuit regarding a 1997 BC TEL bond redemption matter, partly offset by repayment of forward starting interest rate swaps in the first quarter of 2007;

•                  Interest received increased by $32.4 million and $17.4 million, respectively, in the fourth quarter and full year of 2007 when compared to the same period in 2006 due mainly to the receipt of interest on tax refunds in the fourth quarter of 2007;

•                  Income taxes received net of instalment payments increased by $117.9 million and $24.4 million, respectively, in the fourth quarter and full year of 2007 when compared to the same periods in 2006, due mainly to collection of income taxes receivable in the fourth quarter of 2007, partly offset by collections during first quarter of 2006;

•                  Proceeds from securitized accounts receivable decreased by a net $50 million during the fourth quarter of 2007 as compared to an increase of $150 million in proceeds during the fourth quarter of 2006. Consequently, operating cash flow in the fourth quarter of 2007 decreased by $200 million when compared to the same period in 2006. The balance of proceeds from securitized accounts receivable at December 31, 2007 was $500.0 million, unchanged from the balances at December 31, 2006 and 2005. See Section 4.6 Accounts receivable sale;

•                  Cash provided by a decrease in Short-term investments was $67.8 million in 2007 as compared to an increase of $110.2 million in 2006, for a comparative increase in cash flow of $178.0 million; and

•                  Other changes in non-cash working capital for the respective periods.

4.2 Cash used by investing activities

	Quarters ended December 31			Years ended December 31
($ millions)	2007	2006	Change	2007	2006	Change
	471.5	422.0	11.7%	1,771.6	1,675.2	5.8%

Cash used by investing activities increased by $49.5 million and $96.4 million, respectively, in the fourth quarter and full year of 2007 when compared with the same periods in 2006, due to increased capital expenditures and lower proceeds from the sale of property and other assets, partly offset by acquisitions in 2006 and changes in other investing activities.

Assets under construction were $559.0 million at December 31, 2007, a decrease of $166.4 million from one year earlier. The decrease primarily reflects a transfer of $342.1 million to intangible assets subject to amortization in the first quarter of 2007 for activation of certain phases of the new consolidated wireline billing and client care system, net of increases in other assets under construction during 2007, including new phases of the consolidated wireline billing and client care system.

Capital expenditures	Quarters ended December 31				Years ended December 31
($ in millions, ratios in %)	2007	2006	Change		2007	2006	Change
Wireline segment	337.0	309.2	9.0%		1,219.0	1,191.0	2.4%
Wireless segment	135.5	106.0	27.8%		551.3	427.4	29.0%
TELUS consolidated capital expenditures	472.5	415.2	13.8%		1,770.3	1,618.4	9.4%

Capital expenditure intensity ratio (1)	20.3	18.4	1.9	pts	19.5	18.6	0.9	pts
EBITDA less capital expenditures (2)	480.9	469.1	2.5%		1,819.0	1,996.6	(8.9)%
EBITDA (as adjusted) less capital expenditures(2)	481.5	469.1	2.6%		1,987.7	1,996.6	(0.4)%

(1)   Capital expenditure intensity is measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

(2)   See Section 6.1 EBITDA for the calculation and description.

Capital expenditures for the full year of 2007 were in line with TELUS target expenditures of approximately $1.75 billion, reflecting an increase of $151.9 million when compared to 2006. For the fourth quarter of 2007, capital expenditures increased by $57.3 million. Capital intensity in 2007 increased from 2006 due to the planned increase in capital spending. TELUS’ EBITDA (as adjusted) less capital expenditures increased by $12.4 million in the fourth quarter of 2007, when compared to the same period in 2006, as growth in wireless and wireline EBITDA (as adjusted) exceeded the increase in total capital expenditures. For the full year of 2007, TELUS’ EBITDA (as adjusted) less capital expenditures decreased by $8.9 million as a lower wireline EBITDA (as adjusted) and increased total capital expenditures more than offset growth in wireless EBITDA (as adjusted).

•                  Wireline segment capital expenditures increased by $27.8 million and $28.0 million, respectively, in the fourth quarter and full year of 2007 when compared to the same periods in 2006, due primarily to upfront capital investment to support new enterprise customers, partly offset by lower expenditures for billing and client care system development. Wireline capital expenditure intensity levels were 26.9% and 24.8%, respectively, in the fourth quarter and full year of 2007, as compared to 24.5% and 24.2%, respectively, for the same periods in 2006. Wireline cash flow (EBITDA less capital expenditures) was $125.4 million and $464.5 million, respectively, for the fourth quarter and full year of 2007, or decreases of 12.4% and 30.8%, respectively, when compared to 2006. Wireline cash flow based on EBITDA (as adjusted) for the full year of 2007 was $609.6 million, a decrease of 9.2% from 2006.

•                  Wireless segment capital expenditures increased by $29.5 million and $123.9 million, respectively, in the fourth quarter and full year of 2007 when compared to the same periods in 2006. The increases were principally related to continued enhancement of digital wireless capacity and coverage. Wireless capital expenditure intensity levels in 2007 were 12.1% for the fourth quarter and 12.8% for the full year of 2007 as compared to 10.3% and 11.0%, respectively, for the same periods in 2006. Wireless cash flows (EBITDA less capital expenditures) were $355.5 million in the fourth quarter and $1,354.5 million for the full year of 2007, representing an increase of 9.0% for the quarter and 2.2% for the full year. Wireless cash flow based on EBITDA (as adjusted) was $1,378.1 million for the full year of 2007, an increase of 4.0% from 2006.

4.3 Cash used by financing activities

	Quarters ended December 31			Years ended December 31
($ millions)	2007	2006	Change	2007	2006	Change
	327.0	311.3	5.0%	1,368.7	1,148.6	19.2%

Cash used by financing activities increased by $15.7 million and 220.1 million, respectively, in the fourth quarter and full year of 2007, when compared with the same periods in 2006.

•                  Proceeds from Common Shares and Non-Voting Shares issued were $0.2 million in the fourth quarter of 2007 and $0.9 million for the full year of 2007, as compared to $21.6 million and $104.5 million, respectively, in the same periods in 2006. The decreases were due to implementation of the net-cash settlement feature for share option awards granted prior to 2005 and the introduction of the net equity settlement feature in May 2006.

•                  Cash dividends paid to shareholders increased by $142.7 million and $109.1 million, respectively, in the fourth quarter and full year of 2007, when compared to the same periods in 2006. Cash dividends paid during the fourth quarter of 2007 were for the dividend payable on October 1, 2007 as well as remittance on December 31, 2007 for dividends payable on January 1, 2008. The increase in dividends paid for the full year of 2007 was due to the increased dividend rate in 2007 partly offset by fewer shares outstanding.

•                  The Company repurchased 57% of the maximum 24 million shares allowed under its third NCIB program in effect from December 20, 2006 to December 19, 2007. Consistent with its intent to return surplus cash to shareholders, the Company renewed its NCIB program, which has been in place since December 2004. The renewed program (Program 4) came into effect on December 20, 2007 and is set to expire on December 19, 2008. The maximum number of shares that may be purchased under Program 4 is eight million Common Shares and 12 million Non-Voting Shares. The shares are to be purchased on the Toronto Stock Exchange (TSX) and all repurchased shares will be cancelled. Investors may obtain a copy of the notice filed with the TSX without charge by contacting TELUS Investor Relations. During the fourth quarter of 2007, the Company repurchased 250,000 Common shares and 2.8 million Non-voting shares under the NCIB programs for a purchase cost of $147.5 million.

Normal course issuer bid programs

	Shares repurchased			Purchase cost ($ millions)
By fiscal year and program	Common Shares	Non-Voting Shares	Total	Charged to Share capital (1)	Charged to Retained earnings(2)	Paid
2004 and 2005, Programs 1 and 2	10,893,480	12,107,700	23,001,180	390.4	579.7	970.1
2006
Program 2 ended Dec. 19	5,490,600	10,701,400	16,192,000	297.6	492.8	790.4
Program 3 beginning Dec. 20	—	186,723	186,723	4.0	5.8	9.8
	5,490,600	10,888,123	16,378,723	301.6	498.6	800.2
2007
Program 3 ended Dec. 19	2,904,900	10,571,800	13,476,700	263.7	480.0	743.7
Program 4 beginning Dec. 20	—	134,200	134,200	2.9	3.3	6.2
	2,904,900	10,706,000	13,610,900	266.6	483.3	749.9
Cumulative total	19,288,980	33,701,823	52,990,803	958.6	1,561.6	2,520.2

(1)          Represents the book value of shares repurchased.

(2)          Represents the cost in excess of the book value of shares repurchased.

•                  A major debt issue was completed in March 2007 with five-year and 10-year maturities:

2012 Canadian dollar Notes: the Company publicly issued $300 million 4.50%, Series CC, Notes at a price of $999.91 per $1,000.00 of principal;

2017 Canadian dollar Notes: the Company publicly issued $700 million 4.95%, Series CD, Notes at a price of $999.53 per $1,000.00 of principal;

The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice, at a redemption price equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus 15 basis points for the 2012 notes and 24 basis points for the 2017 notes, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

•                  On May 15, 2007, TELUS entered into an unsecured commercial paper program, which is backstopped by a portion of its credit facility, enabling it to issue commercial paper up to a maximum aggregate of $800 million (or U.S. dollar equivalent), to be used for general corporate purposes. Commercial paper of $584.9 million was outstanding at December 31, 2007, an increase of $292.4 million from September 30, 2007.

•                  Bank facilities were undrawn at December 31, 2007, as compared to $200 million at September 30, 2007 and $120 million at December 31, 2006.

•                  Debt repayments in 2007 included the $1,483.3 million to repay US$1,166.5 million 7.50% Notes that matured on June 1, and $70 million to repay TCI 7.10% Medium-Term Notes that matured in February.

4.4 Liquidity and capital resource measures

Liquidity and capital resource measures
As at, or years ended, December 31	2007	2006	Change
Components of debt and coverage ratios (1) ($millions)
Net debt	6,141.6	6,278.1	(136.5)
Total capitalization – book value	13,197.2	13,349.7	(152.5)
EBITDA - excluding restructuring costs	3,609.7	3,682.8	(73.1)
Net interest cost	440.1	504.7	(64.6)
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	82.4	90.6	(8.2	)pts
Average term to maturity of debt (years)	5.3	4.5	0.8
Net debt to total capitalization (%) (1)	46.5	47.0	(0.5	)pts
Net debt to EBITDA - excluding restructuring costs(1)	1.7	1.7	—
Coverage ratios (1)
Interest coverage on long-term debt	4.2	3.9	0.3
EBITDA - excluding restructuring costs interest coverage	8.2	7.3	0.9
Other measures
Free cash flow ($millions) (2)	1,573.2	1,596.0	(22.8)
Dividend payout ratio (%) (1)	47	45	2	pts

(1)          See Section 6.4 Definition of liquidity and capital resource measures.

(2)          See Section 6.2 Free cash flow for the definition.

Total capitalization decreased because of lower share capital and lower net debt, partly offset by higher retained earnings. Changes in Net debt and 12-month trailing EBITDA did not have a significant impact on the net debt to EBITDA ratio at December 31, 2007 when compared to one year earlier. The average term to maturity of debt of 5.3 years at December 31, 2007 represents an increase from 4.5 years at December 31, 2006 due to repayment of maturing notes on June 1 and the March debt issue, net of commercial paper issues in beginning in May. The proportion of debt on a fixed-rate basis decreased from one year earlier with the issue of commercial paper.

Interest coverage on long-term debt improved by 0.3 because of lower interest expenses. The EBITDA interest coverage ratio improved by 1.0 due to lower net interest costs and decreased by 0.1 due to lower EBITDA excluding restructuring costs. The decrease in free cash flow resulted from higher capital expenditures and cash payments as a result of introducing the net-cash settlement feature, net of higher recoveries of income tax and related interest and lower interest paid. The dividend payout ratio based on actual earnings at December 31, 2007 was 47% and the ratio calculated to exclude the impacts of tax-related adjustments and the charge for introducing the net-cash settlement feature was 54%.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and provide access to capital at a reasonable cost by maintaining credit ratings in the range of BBB+ to A-, or the equivalent.

TELUS’ long-term financial policies and guidelines are:

•                  Net debt to EBITDA – excluding restructuring costs of 1.5 to 2.0 times; and

•                  Dividend payout ratio of 45 to 55% of sustainable net earnings.

Management expects to maintain its policy guidelines following the acquisition of Emergis in mid-January 2008. The pro forma Net debt to EBITDA – excluding restructuring costs for December 31, 2007 was 1.9 times.

The Company no longer considers the ratio Net debt to total capitalization to be a long-term policy measure. The measure is based on book values of net debt and equity, however, the book value of equity has been reduced significantly by the cumulative effect of normal course issuer bids, which include the market value of equity in excess of book value.

4.5 Credit facilities

On March 2, 2007, TELUS closed a new five-year $2 billion credit facility with a syndicate of 18 financial institutions. The new facility replaced $1.6 billion of existing credit facilities, of which $800 million would have expired in 2008 and $800 million would have expired in 2010. The new facility may be used for general corporate purposes including the backstop of commercial paper. The new facility has no substantial changes in terms and conditions other than reduced pricing and extended term, which reflects favourable market conditions and TELUS’ financial position. Notably, the May 2012 maturity date of the new credit facility extends beyond the maturity date of TELUS’ June 2011 Notes.

At December 31, 2007, TELUS had available liquidity exceeding $1.3 billion from unutilized credit facilities, consistent with the Company’s objective of maintaining at least $1 billion of unutilized liquidity.

TELUS Credit Facilities at December 31, 2007

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility(1)	May 1, 2012	2,000.0	—	(103.7)	(587.2)	1,309.1
Other bank facilities	—	77.3	—	(2.9)	—	74.4
Total	—	2,077.3	—	(106.6)	(587.2)	1,383.5

(1) Canadian dollars or U.S. dollar equivalent.

TELUS’ revolving credit facility contains customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.7:1 at December 31, 2007) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 8.4:1 at December 31, 2007) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes. Continued access to TELUS’ credit facility is not contingent on the maintenance by TELUS of a specific credit rating.

On February 12, 2008, TELUS Corporation accepted a committed term sheet from a small group of Canadian banks to provide a new $700 million 364-day revolving credit facility. The provision of this new facility provides incremental liquidity to TELUS and allows TELUS to continue to meet one of its financial objectives, which is to maintain $1 billion in liquidity at all times. TELUS expects to fully document the new facility by the end of the first quarter of 2008. Availability of the new facility is conditional on entering into the final definitive documentation, including customary representations and warranties and no existing default or events of default.

The new credit facility is unsecured and bears interest at Canadian prime and Canadian bankers’ acceptances rates, plus applicable margins. The financial ratio tests in the new facility will be substantially the same as those in the existing $2 billion syndicated facility, which states that the borrower will not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined.

4.6 Accounts receivable sale

On July 26, 2002, TCI, a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, and March 1, 2006, and November 30, 2006, with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This revolving-period securitization agreement had an initial term ending July 18, 2007; the November 30, 2006 amendment resulted in the term being extended to July 18, 2008.

TCI is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service (DBRS) or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of February 13, 2008.

Balance of proceeds from securitized receivables ($ millions)	2007 Dec. 31	2007 Sept. 30	2007 June 30	2007 Mar. 31	2006 Dec. 31	2006 Sept. 30	2006 June 30	2006 Mar. 31
	500.0	550.0	500.0	150.0	500.0	350.0	535.0	400.0

4.7 Credit ratings

On February 26, 2007, Moody’s Investors Service upgraded its rating for TELUS by one level to Baa1 (equivalent to BBB+) and assigned an outlook of stable. On March 5, 2007, DBRS upgraded the rating of TELUS Notes to A (low) from BBB (high) and confirmed its A (low) ratings for TCI, all with a stable trend. In addition, DBRS confirmed its preliminary rating of R-1 (low) for TELUS’ commercial paper program.

On June 21, 2007, TELUS announced that it was in non-exclusive discussions to acquire BCE. This was followed by a second announcement by TELUS on June 26 that inadequacies in BCE’s bid process did not make it possible for TELUS to submit an offer as part of the strategic review process announced by BCE. Following the June 21 announcement, DBRS placed the credit ratings for TELUS Corporation and TCI “under review with developing implications.” Similarly,

Moody’s affirmed its Baa1 rating for TELUS and changed its outlook to “developing” and Standard and Poors (S&P) placed the credit ratings of TELUS Corporation and TCI on “credit watch with negative implications.”

Following TELUS’ earnings announcement on August 3, 2007, in which management indicated that TELUS did not intend to make a competing offer for BCE, DBRS affirmed its ratings and restored its trend to stable. On August 7, Moody’s affirmed its ratings and restored the outlook to stable. On September 26, S&P removed TELUS and TCI from credit watch, affirmed the ratings for TELUS and TCI and changed the outlook to stable.

In late November, after TELUS’ announced offer for Emergis Inc. and the Federal Industry Minister’s announcement of AWS spectrum auction framework, DBRS, FitchRatings and S&P confirmed their respective ratings for TELUS and TCI, with stable outlooks or trends.

Credit rating summary	DBRS	S&P	Moody’s	Fitch
Trend or outlook	Stable	Stable	Stable	Stable
TELUS Corporation
Senior bank debt	—	—	—	BBB+
Notes	A (low)	BBB+	Baa1	BBB+
Commercial paper	R-1 (low)	—	—	—
TELUS Communications Inc. (TCI)
Debentures	A (low)	BBB+	—	BBB+
Medium-term notes	A (low)	BBB+	—	BBB+
First mortgage bonds	A (low)	A–	—	—

5.     Risks and risk management

The following are significant updates to the risks described in Section 10 of TELUS’ 2006 annual and 2007 interim first, second and third quarter Management’s discussions and analyses.

5.1       Regulatory

The outcome of any existing or future regulatory reviews, proceedings, court appeals, Federal Cabinet appeals or other regulatory developments could have a material impact on TELUS’ operating procedures, costs and revenues.

Future availability of wireless spectrum

Between 2008 and 2011, Industry Canada has signaled intentions to auction spectrum for mobile wireless services at 1.7/2.1 GHz (AWS), 2.5/2.6 GHz and at 700 MHz. The recent 2007 Policy Framework for the Auction for Spectrum Licences for Advanced Wireless Services suggests an AWS auction of 105 MHz in May 2008 and conditions favourable to entrants, such as spectrum set asides (40 MHz) and mandated roaming and mandated tower and site sharing under terms and conditions that could be unfavourable to TELUS. While this is expected to increase competitive intensity, the number and viability of new entrants in the market remains uncertain because of build-out costs, capital market conditions and restrictions on foreign investment. The presence of new regional or national entrants in the marketplace may negatively affect the future market share of wireless incumbents. TELUS is participating in a round of public comments and the government is expected to announce the final rules for the spectrum auction at the end of March 2008.

Wireless Interconnection

The CRTC has listed Wireless Interconnection/Bill and Keep on its agenda of possible regulatory activities for 2008. Wireless carriers currently interconnect under a wireless service provider (WSP) tariff and pay the telephone company for origination and termination of traffic. The CRTC may implement a bill and keep alternative similar to the interconnection regime for competitive local exchange carriers (CLECs), which could reduce future revenue. CLEC bill and keep status also entails obligations under the Commission’s rules for local exchange carriers. While there is no guarantee that the CRTC will initiate this proceeding in 2008, or implement a bill and keep regime for WSPs, there is a risk that this will occur.

Local forbearance

On November 23, the CRTC issued decisions granting forbearance from regulation of incumbent residential local services provided by TELUS in 40 additional exchanges in B.C., Alberta and Eastern Quebec. Also on November 23, 2007, the CRTC eliminated bundling rules, which previously required TELUS to obtain tariff approval to offer bundles that contained both regulated and forborne services. The rule no longer applies to bundles of services where the retail price at least equals the sum of the rates of its tariffed elements.

Overall, TELUS has obtained forbearance for local residential service in 63 exchanges in B.C., Alberta and Quebec (about 75% of residential lines in non-high-cost serving areas). TELUS has also obtained forbearance for local business service in 35 exchanges in B.C., Alberta and Quebec (about two-thirds of business lines).

As a result of the forbearance granted for local residential and business services, TELUS believes it has significantly enhanced flexibility in pricing, promotions and bundling to compete with other providers of these services. However, TELUS has no assurance that it will be able to prevent further market share loss in these markets or that it will be able to obtain forbearance in other exchanges where it is facing competition for residential and business customers.

Wireless number portability

Phase one of WNP (sometimes referred to as local number portability, or LNP) was implemented successfully on March 14, 2007 in the majority of populated centres in Canada by the wireless carriers, including TELUS. Implementation of WNP in most remaining areas was achieved in September 2007. In 2007, WNP porting was a minor source of net positive subscriber loading for TELUS, but contributed to a higher churn level and greater wireless customer retention costs. Subscriber churn and retention costs may be permanently higher in the future.

WNP could also lead to an increase in the migration of network access lines to wireless services, as well as present opportunities for TELUS to market more effectively in the business/enterprise market in Central Canada where TELUS has a lower market share than its competitors. There can be no assurance that this will be the case.

Review of certain Phase II costing issues

In November 2007, the CRTC completed the proceeding to review cost calculation methods, referred to as Phase II costs, for regulated telecommunications services provided by ILECs and cable companies (under Public Notice 2007-4). The decision is expected in the first quarter of 2008. TELUS has proposed that Phase II costs continue to follow general principles of causality, that all forward-looking costs need to be categorized appropriately, and that costs should be based on individual company measurements. Unless the CRTC determines otherwise on all these proposals, the outcome of this proceeding would not be expected to have a material adverse impact on TELUS in the near term.

Essential services

In December 2007, the CRTC completed an extensive review of the regulatory framework for essential services (wholesale services) initiated by Public Notice 2006-14. In this proceeding, the CRTC reviewed the current definition of an essential service and the classifications and pricing principles for these services and non-essential services made available by the ILECs to their competitors. A CRTC decision in this proceeding is expected by May 2008. TELUS has no assurance that the regulatory regime for the provision of essential and non-essential services to competitors will not be more onerous than the current regime.

5.2 Technology risks

The technology standards for broadband access over copper loops to customer premises are evolving rapidly. This evolution enables higher broadband access speeds and is fuelled by user appetite for faster connectivity, the threat of increasing competitor capabilities and offerings, and the desire of service providers like TELUS to offer new services, such as IP TV, that require greater bandwidth. The introduction of technologies and the pace of adoption could result in increased requirements for capital funding not currently planned.

With Canada’s large geographic area and relatively small population of 33 million, the deployment of emerging wireless technologies may require two or more Canadian wireless carriers to deploy the same future technology choices and sign new network sharing agreements to reduce costs and speed up deployment.

5.3 Process risks

TELUS systems and processes could negatively impact financial results and customer service — Billing/revenue assurance and efficiency programs

TELUS converted all of its wireline consumer customers in Alberta to a new integrated billing and client care system in late-March 2007. The new system includes re-engineered processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. During the second quarter, and to a lesser degree, in the third quarter of 2007, initial system difficulties were experienced that reduced order processing capability, causing increased installation backlogs and higher costs for extra call centre resources in order to maintain service levels. Additional post-conversion expenses were approximately $16 million and $8 million, respectively, in the second and third quarters. The critical billing function performed as expected and order processing returned to business-as-usual levels by year-end. There can be no assurance that this undertaking will not negatively impact, on an extended basis, TELUS’ customer service levels, competitive position and financial results.

Additional phases of development and conversion are planned over the next several years including a similar system conversion for B.C. consumers planned for the first half of 2008. Although the Company expects to benefit from lessons learned in the Alberta conversion, the legacy systems in B.C. are sufficiently different, such that there is no assurance that the B.C. conversion will be successful. For the B.C. billing system conversion, TELUS plans to conduct a larger pilot than the one used in Alberta, with larger number of customers for a longer duration and a wider range customer profiles, prior to completing the full conversion.

This customer-focused project required extensive system development and, in itself, presents future implementation risks due to the complexity of the implementation task and resource constraints, as well as reliance on newly developed third party software code. Significant time delays in implementing new phases of this system, or system instability, could negatively impact TELUS’ competitive ability to quickly and effectively launch new products, services and promotions; achieve and maintain a competitive cost structure; and deliver better information and analytics to management.

Integration of acquisitions

Post-merger and post-acquisition activities, including reviewing and aligning accounting policies, employee transfers/moves, information systems integration, optimizing service offerings and establishing control over new operations may not be handled efficiently and effectively. This could negatively impact service levels, competitive position and financial results. There can be no assurance that the expected revenue, operating expenses, restructuring charges, savings, capital expenditure levels and income taxes from the January 2008 acquisition of Emergis will be as anticipated by management and as reflected in the Company’s 2008 financial targets.

Risk mitigation: TELUS has a team that performs a post-merger integration (PMI) function. The PMI team applies an integration model, based on learnings from numerous previous post-acquisition integrations, which enhances TELUS’ ability to accelerate the standardization of business processes and preserve the unique qualities of acquired operations. It begins with rigorous strategic, pre-close analysis and planning, and continues after closing with a focused, simultaneous execution of this plan against competing critical imperatives. Initial plans are re-evaluated and assessed regularly based on direct and timely feedback received from the integration teams. For example, an integration team and governance structure has been established with senior team members from both TELUS and Emergis Inc. to oversee and execute the integration plan with a view to minimizing negative impacts on their operations. Functional integration teams have been established with members from both companies to deliver interlocking charters and objectives.

5.4 Litigation and legal matters

Emergis Inc.

In April 2005, MultiPlan, Inc. filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with its purchase of the U.S. health subsidiary of Emergis Inc. The complaint alleges a variety of claims relating to the sales agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. MultiPlan, Inc. has advised Emergis Inc. that it has settled these hospital claims for an amount of US$750,000.

In July 2005, Emergis filed a motion to dismiss certain claims in the complaint. This motion was substantially granted by the court on June 11, 2007, and a number of claims were dismissed. However, the court granted Multiplan, Inc. the right to file an amended complaint to correct, if possible, the deficiencies highlighted in the court judgment regarding these claims. An amended complaint was filed on July 20, 2007. No new facts have been alleged. On August 20, 2007, Emergis Inc. filed a motion to dismiss these claims that were modified in the amended complaint. In October 2007, this motion was fully briefed. It is uncertain as to when the court will rule on this motion.

Although the outcome cannot be reasonably determined at this time, Emergis Inc. management remains of the view that the allegations are without merits. Should the ultimate resolution of this action differ from Emergis Inc. management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this stage of the lawsuit.

Intellectual property and proprietary rights

Technology evolution also brings additional legal risks and uncertainties. The intellectual property and proprietary rights of owners and developers of hardware, software, business processes, and other technologies may be protected under statute, such as patent, copyright and industrial design legislation, or under common law, such as trade secrets. With the growth and development of technology-based industries, the value of these intellectual property and proprietary rights has increased. Significant damages may be awarded in intellectual property infringement claims advanced by rights holders. In addition, defendants may incur significant costs to defend such claims and that possibility may prompt defendants to settle claims more readily in part to mitigate those costs. Both of these factors may incent intellectual property rights holders to more aggressively pursue infringement claims.

Given the vast array of technologies and systems used by TELUS or its affiliates to deliver their products and services, and with the rapid change and complexity of such technologies, disputes over intellectual property and proprietary rights can reasonably be expected to increase. As a user of technology, TELUS and its affiliates receive from time to time communications, ranging from solicitations to demands and legal actions, from third parties claiming ownership rights over intellectual property used by TELUS and its affiliates and asking them to pay a settlement or licensing fees for the continued use of such intellectual property. There can be no assurance that TELUS and its affiliates will not be faced with significant claims based on the alleged infringement of intellectual property rights, whether such claims are based on a legitimate dispute over the validity of the intellectual property rights or their infringement, or whether such claims are advanced against TELUS or its affiliates for the primary purpose of extracting a settlement. TELUS and its affiliates may incur significant costs in defending infringement claims, and may suffer significant damages and lose the right to use technologies that are essential to their operations should any infringement claim prove successful.

6.     Reconciliation of non-GAAP measures and definition of key operating indicators

6.1 Earnings before interest taxes depreciation and amortization (EBITDA)

TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants — see Section 6.4 EBITDA excluding restructuring costs. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS’ computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with Net income and Operating income. EBITDA (as adjusted) excludes a charge for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS’ 2007 EBITDA targets and revised guidance.

	Quarters ended December 31		Years ended December 31
($ millions)	2007	2006	2007	2006
		(restated)		(restated)
Net income	400.1	240.5	1,257.9	1,145.0
Other expense (income)	5.8	10.1	36.1	28.0
Financing costs	109.1	133.6	440.1	504.7
Income taxes	(18.0)	91.6	233.6	353.2
Non-controlling interest	2.1	1.4	6.6	8.5
Operating income	499.1	477.2	1,974.3	2,039.4
Depreciation	386.2	353.2	1,354.7	1,353.4
Amortization of intangible assets	68.1	53.9	260.3	222.2
EBITDA	953.4	884.3	3,589.3	3,615.0
Charge in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005	0.6	—	168.7	—
EBITDA (as adjusted)	954.0	884.3	3,758.0	3,615.0

In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

	Quarters ended December 31		Years ended December 31
($ millions)	2007	2006	2007	2006
		(restated)		(restated)
EBITDA	953.4	884.3	3,589.3	3,615.0
Capital expenditures	(472.5)	(415.2)	(1,770.3)	(1,618.4)
EBITDA less capital expenditures	480.9	469.1	1,819.0	1,996.6
Charge in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005	0.6	—	168.7	—
EBITDA (as adjusted) less capital expenditures	481.5	469.1	1,987.7	1,996.6

6.2 Free cash flow

The Company reports free cash flow because it is a key measure used by management to evaluate its performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS’ performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets, and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

	Quarters ended December 31		Years ended December 31
($ millions)	2007	2006	2007	2006
		(restated)		(restated)
Cash provided by operating activities	817.4	747.2	3,171.7	2,803.7
Cash (used) by investing activities	(471.5)	(422.0)	(1,771.6)	(1,675.2)
	345.9	325.2	1,400.1	1,128.5
Net employee defined benefit plans expense	23.1	7.2	92.1	30.1
Employer contributions to employee defined benefit plans	25.3	19.0	92.8	123.3
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	(3.1)	(39.2)	(4.2)	(51.7)
Reduction (increase) in securitized accounts receivable	50.0	(150.0)	—	—
Non-cash working capital changes except changes from income tax payments (receipts), interest payments (receipts) and securitized accounts receivable, and other	(12.4)	62.1	(8.9)	309.0
Acquisitions	—	4.5	—	49.0
Proceeds from the sale of property and other assets	(2.1)	—	(7.5)	(14.9)
Other investing activities	1.1	2.3	8.8	22.7
Free cash flow	427.8	231.1	1,573.2	1,596.0

The following shows management’s calculation of free cash flow.

	Quarters ended December 31		Years ended December 31
($ millions)	2007	2006	2007	2006
		(restated)		(restated)
EBITDA	953.4	884.3	3,589.3	3,615.0
Restructuring costs net of cash payments	2.8	(6.2)	(18.2)	(4.0)
Share-based compensation	(30.6)	(10.2)	95.8	25.1
Donations and securitization fees included in Other expense	(9.1)	(8.5)	(36.7)	(29.1)
Cash interest paid	(171.2)	(218.5)	(454.4)	(516.1)
Cash interest received	32.7	0.3	41.6	24.2
Income taxes received (paid), less investment tax credits received that were previously recognized in either EBITDA or capital expenditures, and other	122.3	5.1	126.1	99.3
Capital expenditures	(472.5)	(415.2)	(1,770.3)	(1,618.4)
Free cash flow	427.8	231.1	1,573.2	1,596.0

6.3 Definition of key wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

COA per gross subscriber addition to lifetime revenue is calculated as cost of acquisition for new subscribers divided by expected lifetime revenue of the subscriber base, expressed as a percentage.

EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

Lifetime revenue per subscriber is calculated as ARPU divided by the churn per month. The metric provides a means of estimating the average total revenue expected from existing subscribers.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

6.4 Definition of liquidity and capital resource measures

Dividend payout ratio is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 45 to 55% of sustainable net earnings.

EBITDA – excluding restructuring costs is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $20.4 million and $67.8 million, respectively, for the years ended December 31, 2007 and 2006.

EBITDA – excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt. The 12-month period ended December 31, 2006 includes an accrual for estimated costs to settle a lawsuit.

Net debt is a non-GAAP measure whose nearest GAAP measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

	As at December 31
($ millions)	2007	2006
		(restated)
Long-term debt including current portion	4,588.9	4,908.2
Debt issuance costs netted against long-term debt	30.4	19.9
Derivative liability	1,179.5	838.5
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt	(137.3)	—
Cash and temporary investments	(19.9)	11.5
Proceeds from securitized accounts receivable	500.0	500.0
Net debt	6,141.6	6,278.1

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, which at December 31, 2007, is in respect of the US$1,925.0 million debenture maturing June 1, 2011. At December 31, 2006, the derivative liability was in respect of the 2011 debenture and the US$1,166.5 million debenture that matured June 1, 2007. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA – excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring costs. TELUS’ guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA – excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the years ended December 31, 2007 and 2006 are equivalent to reported quarterly financing costs over those periods.

Total capitalization – book value excludes accumulated other comprehensive income or loss and is calculated as follows.

	As at December 31
($ millions)	2007	2006
		(restated)
Net debt	6,141.6	6,278.1
Non-controlling interests	25.9	23.6
Shareholders equity	6,926.2	7,048.0
Accumulated other comprehensive loss	103.5	—
Total capitalization – book value	13,197.2	13,349.7

TELUS Corporation

consolidated statements of income	(unaudited)

Periods ended December 31	Three months		Twelve months
(millions except per share amounts)	2007	2006	2007	2006
		(restated)		(restated)
OPERATING REVENUES	$2,330.8	$2,254.6	$9,074.4	$8,681.0
OPERATING EXPENSES
Operations	1,371.3	1,362.4	5,464.7	4,998.2
Restructuring costs	6.1	7.9	20.4	67.8
Depreciation	386.2	353.2	1,354.7	1,353.4
Amortization of intangible assets	68.1	53.9	260.3	222.2
	1,831.7	1,777.4	7,100.1	6,641.6
OPERATING INCOME	499.1	477.2	1,974.3	2,039.4
Other expense, net	5.8	10.1	36.1	28.0
Financing costs	109.1	133.6	440.1	504.7
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	384.2	333.5	1,498.1	1,506.7
Income taxes	(18.0)	91.6	233.6	353.2
Non-controlling interests	2.1	1.4	6.6	8.5
NET INCOME AND COMMON SHARE AND NON-VOTING SHARE INCOME	400.1	240.5	1,257.9	1,145.0
OTHER COMPREHENSIVE INCOME
Change in unrealized fair value of derivatives designated as cash flow hedges	17.7	—	82.0	—
Foreign currency translation adjustment arising from translating financial statements of self-sustaining foreign operations	(2.3)	4.6	(7.2)	5.8
Change in unrealized fair value of available-for-sale financial assets	(0.3)	—	(0.6)	—
	15.1	4.6	74.2	5.8
COMPREHENSIVE INCOME	$415.2	$245.1	$1,332.1	$1,150.8
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
– Basic	$1.23	$0.71	$3.79	$3.33
– Diluted	$1.22	$0.70	$3.76	$3.30
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	$0.45	$0.375	$1.575	$1.20
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
– Basic	326.2	339.5	331.7	343.8
– Diluted	328.1	343.8	334.2	347.4

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TELUS Corporation

consolidated balance sheets	(unaudited)

As at (millions)	December 31, 2007	December 31, 2006
		(restated)
ASSETS
Current Assets
Cash and temporary investments, net	$19.9	$—
Short-term investments	42.4	110.2
Accounts receivable	710.9	707.2
Income and other taxes receivable	120.9	95.4
Inventories	243.3	196.4
Prepaid expenses and other	199.5	195.3
Derivative assets	3.8	40.4
	1,340.7	1,344.9
Capital Assets, Net
Property, plant, equipment and other	7,177.3	7,117.7
Intangible assets subject to amortization	978.2	898.0
Intangible assets with indefinite lives	2,966.5	2,966.4
	11,122.0	10,982.1
Other Assets
Deferred charges	1,318.0	1,129.7
Investments	38.9	35.2
Goodwill	3,168.0	3,169.5
	4,524.9	4,334.4
	$16,987.6	$16,661.4
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Cash and temporary investments, net	$—	$11.5
Accounts payable and accrued liabilities	1,476.6	1,363.6
Income and other taxes payable	7.3	10.3
Restructuring accounts payable and accrued liabilities	34.9	53.1
Advance billings and customer deposits	631.6	606.3
Current maturities of long-term debt	5.4	1,433.5
Current portion of derivative liabilities	26.6	165.8
Current portion of future income taxes	503.6	137.2
	2,686.0	3,781.3
Long-Term Debt	4,583.5	3,474.7
Other Long-Term Liabilities	1,717.9	1,257.3
Future Income Taxes	1,048.1	1,076.5
Non-Controlling Interests	25.9	23.6
Shareholders’ Equity	6,926.2	7,048.0
	$16,987.6	$16,661.4

2

TELUS Corporation

consolidated statements of cash flows	(unaudited)

	Three months		Twelve months
Periods ended December 31 (millions)	2007	2006	2007	2006
		(restated)		(restated)
OPERATING ACTIVITIES
Net income	$400.1	$240.5	$1,257.9	$1,145.0
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	454.3	407.1	1,615.0	1,575.6
Future income taxes	(16.5)	126.3	376.9	411.4
Share-based compensation	(30.6)	(10.2)	95.8	25.1
Net employee defined benefit plans expense	(23.1)	(7.2)	(92.1)	(30.1)
Employer contributions to employee defined benefit plans	(25.3)	(19.0)	(92.8)	(123.3)
Restructuring costs, net of cash payments	2.8	(6.2)	(18.2)	(4.0)
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	3.0	39.2	4.1	51.7
Net change in non-cash working capital	52.7	(23.3)	25.1	(247.7)
Cash provided by operating activities	817.4	747.2	3,171.7	2,803.7

INVESTING ACTIVITIES
Capital expenditures	(472.5)	(415.2)	(1,770.3)	(1,618.4)
Acquisitions	—	(4.5)	—	(49.0)
Proceeds from the sale of property and other assets	2.1	—	7.5	14.9
Change in non-current materials and supplies, purchase of investments and other	(1.1)	(2.3)	(8.8)	(22.7)
Cash used by investing activities	(471.5)	(422.0)	(1,771.6)	(1,675.2)

FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued	0.2	21.6	0.9	104.5
Dividends to shareholders	(269.9)	(127.2)	(520.8)	(411.7)
Purchase of Common Shares and Non-Voting Shares for cancellation	(147.5)	(199.5)	(749.9)	(800.2)
Long-term debt issued	2,991.8	244.1	7,763.3	1,585.9
Redemptions and repayment of long-term debt	(2,901.6)	(250.3)	(7,857.0)	(1,314.7)
Partial repayment of deferred hedging liability	—	—	—	(309.4)
Dividends paid by a subsidiary to non-controlling interests	—	—	(4.3)	(3.0)
Other	—	—	(0.9)	—
Cash used by financing activities	(327.0)	(311.3)	(1,368.7)	(1,148.6)

CASH POSITION
Increase (decrease) in cash and temporary investments, net	18.9	13.9	31.4	(20.1)
Cash and temporary investments, net, beginning of period	1.0	(25.4)	(11.5)	8.6
Cash and temporary investments, net, end of period	$19.9	$(11.5)	$19.9	$(11.5)

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)	$(171.2)	$(218.5)	$(454.4)	$(516.1)
Interest received	$32.7	$0.3	$41.6	$24.2
Income taxes (inclusive of Investment Tax Credits) received, net	$122.7	$3.9	$122.7	$98.3

3

TELUS Corporation

segmented information	(unaudited)

Three-month periods ended December 31	Wireline		Wireless		Eliminations		Consolidated
(millions)	2007	2006	2007	2006	2007	2006	2007	2006
		(restated)		(restated)				(restated)
Operating revenues
External revenue	$1,220.3	$1,234.3	$1,110.5	$1,020.3	$—	$—	$2,330.8	$2,254.6
Intersegment revenue	30.7	26.5	6.9	6.3	(37.6)	(32.8)	—	—
	1,251.0	1,260.8	1,117.4	1,026.6	(37.6)	(32.8)	2,330.8	2,254.6
Operating expenses
Operations expense	782.7	803.3	626.2	591.9	(37.6)	(32.8)	1,371.3	1,362.4
Restructuring costs	5.9	5.2	0.2	2.7	—	—	6.1	7.9
	788.6	808.5	626.4	594.6	(37.6)	(32.8)	1,377.4	1,370.3
EBITDA(1)	$462.4	$452.3	$491.0	$432.0	$—	$—	$953.4	$884.3
CAPEX(2)	$337.0	$309.2	$135.5	$106.0	$—	$—	$472.5	$415.2
EBITDA less CAPEX	$125.4	$143.1	$355.5	$326.0	$—	$—	$480.9	$469.1
Operating expenses (as adjusted)(3)
Operations expense (as adjusted)(3)	781.2	803.3	627.1	591.9	(37.6)	(32.8)	1,370.7	1,362.4
Restructuring costs	5.9	5.2	0.2	2.7	—	—	6.1	7.9
	787.1	808.5	627.3	594.6	(37.6)	(32.8)	1,376.8	1,370.3
EBITDA (as adjusted)(3)	$463.9	$452.3	$490.1	$432.0	$—	$—	$954.0	$884.3
CAPEX(2)	$337.0	$309.2	$135.5	$106.0	$—	$—	$472.5	$415.2
EBITDA (as adjusted) less CAPEX	$126.9	$143.1	$354.6	$326.0	$—	$—	$481.5	$469.1

EBITDA (as adjusted)(from above)	$954.0	$884.3
Incremental charge (recovery)(3)	0.6	—
EBITDA (from above)	953.4	884.3
Depreciation	386.2	353.2
Amortization	68.1	53.9
Operating income	499.1	477.2
Other expense, net	5.8	10.1
Financing costs	109.1	133.6
Income before income taxes and non-controlling interests	384.2	333.5
Income taxes	(18.0)	91.6
Non-controlling interests	2.1	1.4
Net income	$400.1	$240.5

(1)

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)	Total capital expenditures (“CAPEX”).
(3)

Substantially all of the Company’s share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, were amended by adding a net-cash settlement feature; such amendment resulted in an incremental charge to (recovery from) operations of $0.6 and did not result in an immediate cash outflow (inflow). In respect of 2007 results provided to the Company’s chief operating decision maker, operations expense and EBITDA are being presented both with, and without, the impact of such amendment.

4

TELUS Corporation

segmented information	(unaudited)

Years ended December 31	Wireline		Wireless		Eliminations		Consolidated
(millions)	2007	2006	2007	2006	2007	2006	2007	2006
		(restated)		(restated)				(restated)
Operating revenues
External revenue	$4,810.6	$4,823.1	$4,263.8	$3,857.9	$—	$—	$9,074.4	$8,681.0
Intersegment revenue	114.2	98.3	26.9	23.4	(141.1)	(121.7)	—	—
	4,924.8	4,921.4	4,290.7	3,881.3	(141.1)	(121.7)	9,074.4	8,681.0
Operating expenses
Operations expense	3,221.8	2,997.7	2,384.0	2,122.2	(141.1)	(121.7)	5,464.7	4,998.2
Restructuring costs	19.5	61.6	0.9	6.2	—	—	20.4	67.8
	3,241.3	3,059.3	2,384.9	2,128.4	(141.1)	(121.7)	5,485.1	5,066.0
EBITDA(1)	$1,683.5	$1,862.1	$1,905.8	$1,752.9	$—	$—	$3,589.3	$3,615.0
CAPEX(2)	$1,219.0	$1,191.0	$551.3	$427.4	$—	$—	$1,770.3	$1,618.4
EBITDA less CAPEX	$464.5	$671.1	$1,354.5	$1,325.5	$—	$—	$1,819.0	$1,996.6
Operating expenses (as adjusted)(3)
Operations expense (as adjusted)(3)	3,076.7	2,997.7	2,360.4	2,122.2	(141.1)	(121.7)	5,296.0	4,998.2
Restructuring costs	19.5	61.6	0.9	6.2	—	—	20.4	67.8
	3,096.2	3,059.3	2,361.3	2,128.4	(141.1)	(121.7)	5,316.4	5,066.0
EBITDA (as adjusted)(3)	$1,828.6	$1,862.1	$1,929.4	$1,752.9	$—	$—	$3,758.0	$3,615.0
CAPEX(2)	$1,219.0	$1,191.0	$551.3	$427.4	$—	$—	$1,770.3	$1,618.4
EBITDA (as adjusted) less CAPEX	$609.6	$671.1	$1,378.1	$1,325.5	$—	$—	$1,987.7	$1,996.6

EBITDA (as adjusted)(from above)	$3,758.0	$3,615.0
Incremental charge(3)	168.7	—
EBITDA (from above)	3,589.3	3,615.0
Depreciation	1,354.7	1,353.4
Amortization	260.3	222.2
Operating income	1,974.3	2,039.4
Other expense, net	36.1	28.0
Financing costs	440.1	504.7
Income before income taxes and non-controlling interests	1,498.1	1,506.7
Income taxes	233.6	353.2
Non-controlling interests	6.6	8.5
Net income	$1,257.9	$1,145.0

(1)

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)	Total capital expenditures (“CAPEX”).
(3)

Substantially all of the Company’s share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, were amended by adding a net-cash settlement feature; such amendment resulted in an incremental charge to operations of $168.7 and did not result in an immediate cash outflow. In respect of 2007 results provided to the Company’s chief operating decision maker, operations expense and EBITDA are being presented both with, and without, the impact of such amendment.

5